UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2010 and December 31, 2009, and

for the nine-month periods ended September 30, 2010 and 2009

CONSOLIDATED BALANCE SHEET
As of September 30, 2010 and December 31, 2009
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	As of September 30, 2010	As of December 31, 2009
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and banks	109,227,619	158,043,109
Investments	522,438,155	467,697,236
Trade receivables	951,305,906	579,618,129
Other receivables	367,728,768	281,693,866
Inventories	29,349,130	42,628,748
Other assets	225,208,351	138,591,381
Total Current Assets	2,205,257,929	1,668,272,469

Non-Current Assets
Trade receivables	207,260,127	263,057,717
Investments	79,740,631	170,674,025
Other receivables	219,573,163	186,046,964
Inventories	707,264	1,143,736
Fixed assets	6,463,247,142	6,293,503,476
Intangible assets	273,536,490	297,564,513
Other assets	95,969,527	113,018,681
Goodwill	577,707,122	569,252,345
Total Non- Current Assets	7,917,741,466	7,894,261,457
Total Assets	10,122,999,395	9,562,533,926

Liabilities
Current Liabilities
Accounts payable	583,306,140	506,806,736
Financial debt	765,480,549	412,462,950
Salaries and social security payable	166,372,705	165,486,337
Taxes payable	162,811,223	203,170,182
Other liabilities	41,434,517	77,534,218
Provisions	60,698,000	62,813,000
Total Current Liabilities	1,780,103,134	1,428,273,423

Non- Current Liabilities
Accounts payable	79,446,251	80,625,236
Financial debt	1,699,971,170	1,703,992,392
Salaries and social security payable	65,035,284	56,691,091
Taxes payable	585,870,499	578,815,215
Other liabilities	912,589,864	631,307,457
Provisions	13,514,917	17,729,148
Total Non-Current Liabilities	3,356,427,985	3,069,160,539
Total Liabilities	5,136,531,119	4,497,433,962

Minority Interest	1,724,926,412	1,728,422,005
Shareholders´ Equity	3,261,541,864	3,336,677,959
Total Liabilities and Shareholders´ Equity	10,122,999,395	9,562,533,926

The accompanying notes are an integral part of these unaudited consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENT OF OPERATION
For the nine-month periods ended September 30, 2010 and 2009
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	For the nine-months periods ended September 30,
	2010	2009

Sales	3,638,297,620	3,271,725,344
Cost of sales	(2,968,788,210)	(2,535,301,397)
Gross profit	669,509,410	736,423,947

Selling expenses	(150,080,187)	(109,911,184)
Administrative expenses	(258,751,139)	(219,322,148)
Goodwill amortization	(14,961,447)	(15,001,948)
Operating income	245,716,637	392,188,667

Financial and holding results
Generated by assets
Interest income	34,590,796	34,682,858
Taxes and bank commissions	(55,087,691)	(46,226,258)
Foreign currency exchange difference	26,770,866	77,403,025
Result of receivables measured at present value	12,650,527	8,014,327
Holding results on financial assets	1,844,699	122,130,011
Impairment of investments	(77,946,474)	-
Impairment of fixed assets and other assets	-	(18,179,143)
Other financial results	7,257,806	(1,795,387)
Generated by liabilities
Interest expense	(135,292,041)	(161,038,846)
Foreign currency exchange difference	(60,382,006)	(181,294,344)
Result from repurchase of financial debt	12,423,696	244,829,765
Other financial results	(6,507,457)	(8,678,246)
Total financial and holding results	(239,677,279)	69,847,762

Other expenses, net	(3,267,677)	8,995,933
Income before taxes and minority interest	2,771,681	471,032,362
Income tax	(67,054,040)	(129,467,408)
Minority interest	(17,562,750)	(86,867,052)
Net (loss) income for the period	(81,845,109)	254,697,902

(Losses) Earnings per share (Note 3):
Basic	(0.0623)	0.1902
Diluted	(0.0561)	0.1825

The accompanying notes are an integral part of these unaudited consolidated financial statements

.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

For the nine-month periods ended September 30, 2010 and 2009 (Unaudited)

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Common Stock
	Shares	Amount	Additional Paid-In Capital	Treasury Stock	Total	Reserve for Directors’ options	Legal Reserve	Voluntary Reserve	Retained earnings	Total Shareholders’ Equity

Balance as of December 31, 2008 (Audited)	1,399,768,046	1,399,768,046	1,507,437,729	126,426,196	3,033,631,971	26,475,010	10,908,766	5,163,169	135,103,149	3,211,282,065
Setting up / Reversal of reserves	-	-	-	-	-	-	5,751,186	(5,163,169)	(588,017)	-
Reserve for Directors’ options	-	-	-	-	-	8,825,004	-	-	-	8,825,004
Acquisition of Company´s own shares	(85,457,151)	(85,457,151)	-	85,457,151	-	-	-	-	(84,630,538)	(84,630,538)
Net income for the nine-months	-	-	-	-	-	-	-	-	254,697,902	254,697,902
Balance at September 30, 2009 (Unaudited)	1,314,310,895	1,314,310,895	1,507,437,729	211,883,347	3,033,631,971	35,300,014	16,659,952	-	304,582,496	3,390,174,433

Reserve for Directors’ options	-	-	-	-	-	2,236,338	-	-	-	2,236,338
Distribution of dividends in advance	-	-	-	-	-	-	-	-	(15,771,731)	(15,771,731)
Net complementary loss for the three-months	-	-	-	-	-	-	-	-	(39,961,081)	(39,961,081)
Balance as of December 31, 2009 (Audited)	1,314,310,895	1,314,310,895	1,507,437,729	211,883,347	3,033,631,971	37,536,352	16,659,952	-	248,849,684	3,336,677,959

Setting up of reserves	-	-	-	-	-	-	10,736,841	-	(10,736,841)	-
Common stock reduction	-	-	-	(211,883,347)	(211,883,347)	-	-	-	211,883,347	-
Reserve for Directors’ options	-	-	-	-	-	6,709,014	-	-	-	6,709,014
Net loss for the nine-months	-	-	-	-	-	-	-	-	(81,845,109)	(81,845,109)
Balance at September 30, 2010 (Unaudited)	1,314,310,895	1,314,310,895	1,507,437,729	-	2,821,748,624	44,245,366	27,396,793	-	368,151,081	3,261,541,864

The accompanying notes are an integral part of these unaudited consolidated financial statements.

 UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

For the nine-month periods ended September 30, 2010 and 2009

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	For the periods ended September 30,
	2010	2009

OPERATING ACTIVITIES
Net (loss) income for the period	(81,845,109)	254,697,902
Income tax	67,054,040	129,467,408
Interests accrued	54,738,684	57,926,129
Adjustments to reconcile net income to cash flows provided by (used in) operating activities
Depreciation of fixed assets	208,618,355	204,996,613
Amortization of intangible assets	17,600,447	17,104,662
Depreciation of other assets	17,049,154	17,049,155
Amortization of goodwill	14,961,447	15,001,948
Reserve for Directors’ options	6,709,014	8,825,004
Set up (Recovery) of provisions	14,629,346	(47,599,086)
Result from repurchase of financial debt	(12,423,696)	(244,829,765)
Foreign currency exchange differences and other financial results	75,475,248	241,298,633
Impairment of investments	77,946,474	-
Impairment of fixed assets and other assets	-	18,179,143
Minority interest	17,562,750	86,867,052
Other	3,072,952	2,141,144
Changes in operating assets and liabilities
Increase in trade receivables	(295,116,016)	(5,417,776)
Increase in other receivables	(84,566,651)	(123,549,455)
Decrease in inventories	8,297,505	8,519,899
Decrease (Increase) in other assets	26,445,083	(40,880)
Increase (Decrease) in accounts payable	86,206,153	(71,906,017)
Increase in salaries and social security payable	8,239,593	12,786,754
Decrease in taxes payable	(118,425,307)	(48,757,497)
Increase in other liabilities	257,434,877	150,456,451
(Decrease) Increase in provisions	(6,270,907)	7,101,000
Dividend payments to third parties by subsidiaries	(24,700,276)	(14,866,896)
Net cash provided by operating activities	338,693,160	675,451,525
INVESTING ACTIVITIES
Payment for the acquisition of fixed assets	(432,592,816)	(719,552,455)
Incorporation of additional interest in subsidiaries	-	9,408,698
Proceeds from sale of short-term investments	28,857,244	52,506,713
Payment for acquisition of investments	(130,366,038)	(63,787,235)
Decrease in restricted financial assets	67,565,838	320,891,802
Proceeds from the sale of investments in subsidiaries	16,762,037	-
Proceeds from the sale of fixed assets and other assets	1,998,569	762,047
Net cash used in investing activities	(447,775,166)	(399,770,430)
FINANCING ACTIVITIES
Dividends paid	(15,771,731)	(16,797,217)
Bank and financial borrowings	648,872,494	288,405,807
Payment of bank and financial debt	(498,978,715)	(324,602,295)
Payment to minority shareholders for capital reduction	(12,391,027)	-
Acquisition of Company´s own shares	-	(84,630,538)
Net cash provided by (used in) financing activities	121,731,021	(137,624,243)

Net increase in cash and cash equivalents	12,649,015	138,056,852

Cash and cash equivalents at the beginning of the year (Note 4)	435,851,011	395,209,631
Cash and cash equivalents at the end of the period (Note 4)	448,500,026	533,266,483

The accompanying notes are an integral part of these unaudited consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 1.  business of the company

Pampa Energía S.A. (“the Company”) is an integrated electricity company which, through its subsidiaries, is engaged in of the electricity generation, transmission and distribution market in Argentina.

In the generation business, the Company has an installed capacity of approximately 2,000 MW, which accounts for approximately 7.4% of the installed capacity in Argentina.

In the transmission business, the Company through Compañía de Transporte de Energía Eléctrica de Alta Tensión Transener S.A. (“Transener”) joint-controls the operation and maintenance of the high-tension transmission network in Argentina which covers some 10,139 km of lines of its own, as well as 6,109 km of high-tension lines belonging to Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Sociedad Anónima Transba S.A. (“Transba”). Transener carries 95% of the electricity in Argentina.

In the distribution business, through Empresa Distribuidora y Comercializadora Norte S.A (“Edenor”), the Company distributes electricity among over 2,6 million customers throughout the northern region of Buenos Aires and the Northwest of Greater Buenos Aires, which is covered by the concession.

The Company´s shares are listed for trading on the Buenos Aires Stock Exchange, forming part of the Merval Index and on the New York Stock Exchange (“NYSE”).

Listing on the New York Stock Exchange

On 5 August 2009, the Securities and Exchange Commission (“SEC”), agency controller of the United States, authorized the Company for the registration of American Depositary Shares ("ADSs"), representing 25 common shares each, which allow the public availability of such instruments in the foreign jurisdiction.

On 27 August 2009, the Company converted its Global Depositary Shares ("GDSs") in ADSs.

On 9 October 2009 the Company started to market its ADSs on the NYSE while canceled the listing of GDSs on the Euro MTF Market of the Luxembourg Stock Exchange.

The registration of the ADSs with the NYSE is part of the strategic plan of the Company to obtain an increase in liquidity and volume of shares.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These unaudited consolidated financial statements are stated in Argentine pesos (“Ps.”), and have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”) and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission or “CNV”).

On December, 29, 2009 the CNV approved the adoption of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the presentation of financial statements of public companies, which will become effective for fiscal years beginning after January 1, 2012.

On April 7, 2010, the Board of Directors has approved an implementation plan for complying with such requirement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Basis of consolidation

The unaudited consolidated financial statements include the accounts of the Company and Inversora Nihuiles S.A. (“Inversora Nihuiles”), Inversora Diamante S.A. (“Inversora Diamante”), Pampa Inversiones S.A. (“Pampa Inversiones”, formerly “Dilurey S.A.”), Powerco S.A. (“Powerco”), Corporación Independiente de Energía S.A. (“CIESA”), Central Térmica Loma de la Lata  S.A. (“Loma de la Lata”), Transelec Argentina S.A. (“Transelec”), Dolphin Energía S.A. (“DESA”), IEASA S.A. (“IEASA”), Bodega Loma La Lata S.A. (“Bodega Loma La Lata”, formerly “Pampa Renovables S.A.”), Pampa Real Estate S.A. (“PRESA”), Pampa Participaciones S.A. (“Pampa Participaciones”), Pampa Participaciones II S.A. (“Pampa Participaciones II”), Pampa Generación S.A. (“Pampa Generación”), Petrolera Pampa S.A. (“Petrolera Pampa”), Central Hidroeléctrica Lago Escondido S.A. (“Lago Escondido”) and Inversora Ingentis S.A. (“Inversora Ingentis”) on a line-by-line basis, as stated by Technical Resolution No. 21. All significant intercompany balances and transactions have been eliminated in consolidation.

Data reflecting consolidated corporate control are as follows:

Companies under direct control	Ownership interest and voting stock percentage		Companies under indirect control / Companies jointly controlled	Ownership interest and voting stock percentage
	09.30.10	12.31.09		09.30.10	12.31.09
Generation
Inversora Nihuiles	90.27	90.27	Hidroeléctrica Los Nihuiles S.A.	52.04	52.04
Inversora Diamante	91.60	91.60	Hidroeléctrica Diamante S.A.	59.00 (4)	59.00 (4)
Loma de la Lata / Powerco (1)	100.00	100.00	Central Térmica Güemes S.A.	89.68 (5)	89.68 (5)
			Energía Distribuida S.A.	100.00 (6)	100.00 (6)
CIESA	100.00	100.00	Central Piedra Buena S.A.	100.00	100.00
Loma de la Lata	100.00	100.00
Inversora Ingentis	100.00	100.00	Ingentis S.A.	50.05(7)	61.00
Pampa Generación	100.00	100.00
Bodega Loma La Lata	100.00	100.00
Lago Escondido	100.00	100.00
Transmission
Transelec (2)	100.00	100.00	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.	52.65	52.65

Distribution
DESA (3)	100.00	100.00	Empresa Distribuidora y Comercializadora Norte S.A.	51.54(7)	51.54
IEASA (3)	100.00	100.00
Others Pampa Inversiones	100.00	100.00
Pampa Real Estate	100.00	100.00
Pampa Participaciones	100.00	100.00
Pampa Participaciones II	100.00	100.00
Petrolera Pampa	100.00	100.00

(1) Loma de la Lata and Powerco have control over Central Térmica Güemes S.A. (“CTG”) as a result of its 74.20% and 15.48% ownership interest, respectively, in its capital and voting stock. Loma de la Lata and Powerco are  fully owned subsidiary of the Company.

(2) Transelec owns and co-controls 50% of Compañía Inversora en Transmisión Eléctrica Citelec S.A. (“Citelec”), which in turn controls Transener with a 52.65% ownership interest in its capital and voting stock.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

(3) DESA and IEASA control Edenor through Electricidad Argentina S.A. (“EASA”) as a result of its 100% ownership interest in its capital and voting stock.

(4) Additionally to the 59% equity interest in Hidroeléctrica Diamante S.A. through Inversora Diamante, the Company carries a direct 2% interest in such company.

(5) In adittion the Company holds a direct 2.58% interest in CTG.

(6) Energía Distribuida S.A. (“Energía Distribuida”) is a company controlled by CTG with 99.99 % of its equity and votes.

(7) See Note 10 to these financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these unaudited financial statements, parent company’s individual financial statements have been omitted.

The financial statements for the nine-month periods ended September 30, 2010 and 2009 have not been audited. The Company’s management estimates that they include all the necessary adjustments to present fairly the results of operations for each period. The (loss) income for the nine-month periods ended September 30, 2010 and 2009 do not necessarily reflect a proportion of the Company’s results for the complete fiscal years.

Presentation of consolidated financial statements in constant Argentine Pesos

The unaudited consolidated financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with Argentine GAAP and for requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with Argentine GAAP recognition of the effects of inflation has been resumed.

In accordance with CNV Resolution 441/03, inflation accounting was discontinued as from March 1, 2003.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting standards requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the recorded amounts of revenues and expenses during the reported periods. Significant estimates include those required for the accounting of depreciation and amortization, the recoverable value of assets, the income tax charge and provisions for contingencies, among others. Actual results could differ from those estimates.

 Comparative information

Balances as of  December 31, 2009 and for the nine months ended September 30, 2009 as set out in these unaudited financial statements for comparative purposes are derived from the financial statements at those dates. Certain reclassifications have been made to those financial statements to present them in comparative form to conform to current period presentation.

Cash and cash equivalents

Cash has been stated at its face value.

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalent, net of restricted cash if any.

Investments

Short-term

Time deposits have been valued at cost plus accrued interest at each period / year-end. Investments in corporate and government securities and mutual funds with an active market have been valued at their market price at each period / year end. Other corporate and public securities have been valued at their face value plus accrued interests at each reporting date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Changes in market values of such instruments are included in the line of the statement of operation “Financial and holding results”.

Financial trusts with an active market have been valued at their market price at each period / year end.

As of December 31, 2009 deposits from purchasing or selling US$ Dollars at a future date are included as financial placements at the prevailing exchange rate. Results from these transactions are included in “Financial and holding results”.

Long-term

Guarantee bank accounts: non-current investments in debt securities have been valued at its market value at period / year-end. They have been classified as non-current as they secure future payments for the project works to expand the electric power generation capacity of Loma de La Lata.

Investments in equity securities in which the Company does not exercise control or significant influence (less than 20%) are accounted for at cost.

As of September 30, 2010 the subsidiary Pampa Inversiones held 2,436,010 common shares representing 4.5% of San Antonio International Ltd.’s capital (“San Antonio”), a leader company engaged in the provision of comprehensive drilling solutions, services and management in the oil and gas industry. As a consequence of the restructuring of part of its financial debt, San Antonio has requested approximately US$112 million to its shareholders or interested third parties for a capital increase, in which the Board of Pampa Inversiones decided not to participate. As a result of this, Pampa Inversiones has reevaluated the estimated recoverable value of its investment in San Antonio and has recognized an impairment loss of Ps.77,946,474 which is included in the statement of operation under line “Financial and holding results generated by assets”.

Receivables and liabilities

Accounts receivable and payable are stated at their nominal value plus financial results accrued at each balance sheet date. Non-current trade receivables include receivables from the generation and distribution segments which, according to its contractual terms, are expected to be realized beyond one year.

Financial receivables and debt have been valued at the amount deposited or collected, respectively, plus accrued interest based on the interest rate estimated at the time of the transaction.

Non-current financial receivables and debt have been stated at their nominal value plus financial results accrued at period / year end, if applicable. The values thus obtained do not significantly differ from those that would result from application of the prevailing accounting standards, which establish that they must be valued at the amount receivable and payable, respectively, discounted applying a rate reflecting the time value of money and the risks specific to the transaction estimated at the time of their addition to assets and liabilities, respectively.

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates at period / year end. Transactions denominated in foreign currencies are translated into local currency at the prevailing exchange rates on the date of transaction settlement.

Inventories, materials and spare parts

Inventories, materials and spare parts are stated at its replacement cost, which does not exceed their net realizable value at period / year end. Where necessary, an allowance is made for obsolete, slow moving or defective inventory.

Land acquired for their development and subsequent sale and fuel oil stocks were classified as inventories.

The Company classified inventories as current or non-current on the basis of the management estimate of when they will be sold or consumed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Fixed assets

Fixed assets have been valued at cost less accumulated depreciation. Depreciation charges are generally computed under the straight-line method over the estimated useful lives assigned to the assets. Depreciation of Central Térmica Güemes and Loma de la Lata turbines and related equipment are calculated following the unit of production method. Depreciation of certain Transener assets has been calculated using technical formulas other than the straight-line method.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of operation.

Financial costs, which include interest and foreign currency exchange differences, generated by building, assembling and finishing fixed assets, when such processes extend over time are capitalized as asset cost. Capitalizing financial costs generated by third-parties´ capital during the nine-month periods ended September 30, 2010 and 2009, amounted to Ps. 111,249,548 and Ps.97,973,306, respectively, mainly related to works to expand the electric power generation plant located in Loma de la Lata and Edenor’s investments.

The recorded value of fixed assets do not exceed their estimated recoverable value.

Intangible assets

Concession contract: corresponds to the total value assigned to the concessions of Hidroeléctrica Los Nihuiles S.A. (“HINISA”) and Hidroeléctrica Diamante S.A. (“HIDISA”) and they are amortized under the straight-line method based on the duration of the concession agreement. Concession agreements are recognized as intangible assets upon being purchased, irrespective of the goodwill that could be identified, when the intangible asset has been previously recognized by the acquired company.

Other intangible assets: corresponds to the intangible assets identified in the acquisition of companies of the distribution segment which are amortized under the straight-line method over the period the benefits derived from each asset are obtained.

Preoperating and organization costs: As of December 31, 2009, they relate to general administration, study, evaluation and other costs related to the Ingentis and Petrolera Pampa projects. They were valued at acquisition cost. As of September 30, 2010, only costs related to Petrolera Pampa were maintained.

Other assets

Current

As of September 30, 2010, other current assets include the following assets to be disposed of by:

- Advances to suppliers for the acquisition of a turbine and related equipment: the indirectly controlled company Ingentis S.A. decided the disposition of a turbine and the contract for the acquisition of an additional turbine, and certain associated related equipment, for considering this to be the best available alternative under the technical and financial conditions that affected the original project. Therefore the turbine, advances related to the remaining turbine and their related equipment were classified as other current assets. Such assets have been valued, according to the case, at their fair value attending to agreements signed and at its estimated recoverable value on the basis of the divested original cost, accordingly. This transaction has generated no material income for the Company.

A result of this, the Company recorded the assets to be disposed of by sale at their net realizable value compensating the loss generated by the reversal of the negative goodwill recognized at the acquisition.

As of December 31, 2009, in addition to the assets mentioned in the preceding paragraph, other current assets included:

- Real property: during the year ended December 31, 2009 the subsidiary Pampa Real Estate decided to sell Frigorífico La Pampa property and signed a sale agreement for a total consideration of US$ 6,050,000. As of December 31, 2009 the Company valued this property at its net realizable value and recognized a holding gain of Ps. 12,196,568. Additionally, in February 2010, the sale was effective by conveying the ownership, generating an additional gain of Ps. 896,132 during the nine-month period ended September 30, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Non - Current

Costs incurred in relation with Transener “Fourth Line” project are included under other non-current assets. These costs are amortized under the straight-line method over the term of the operating contract, consisting in 15 years.

Goodwill

Goodwill represents the excess or shortfall in the fair value of identifiable net assets acquired compared with their acquisition cost. Positive goodwill amortization charges are calculated on a regular basis throughout their useful life, representing the best estimate for the period during which the Company expects to receive economic benefits from them. Negative goodwill is amortized on a regular basis throughout a period equal to the weighted average remaining useful life of the issuer’s assets subject to depreciation and amortization.

Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair value or the net carrying amount the asset would have had if no impairment had been recognized.

Financial derivative instruments

The Company uses financial derivative instruments in the form of foreign currency forward exchange contracts to manage foreign currency risks. These instruments, designated or not as hedge instruments, are measured at their fair value at period / year end.

Changes in their fair value at each measurement date are charged to the statement of operation under the line “Financial and holding results”.

On February 11, 2010, the Company obtained the authorization to operate as agent and compensating member of Mercado a Término de Rosario S.A. (hereinafter, "Mercado"). At present, it is operating contracts for the purchase of U.S. Dollars at a future date with the subsidiary companies Central Piedra Buena, Central Térmica Güemes, Central Térmica Loma de la Lata and Transener.

Whenever a future operation is arranged and every time losses are generated, the Company receives funds from its principals and uses those funds as guarantees of said operations. As a consequence of that, the Company records a credit with the Mercado and a liability with the principal in its accounting books.

Likewise, the changes in the measurements of such contracts valued at their net realizable value or termination cost, as appropriate, produce the acknowledgement of a credit or liability with the Mercado and simultaneously a liability or credit with the principal.

Allowances and provisions

The Company provides for losses relating to accounts receivable. The allowance for doubtful accounts has been registered at the estimated recoverable value in order to correct and adapt the valuation of trade receivables and other doubtful accounts. Depending on the customer portfolio, the allowance is registered based on an individual recoverability analysis of the receivable portfolio (Generation and Trasmission segments) or it is calculated based on the historical collection of services billed through each period / year end and subsequent collections (Distribution segment).

Deducted from assets: for unrecoverable tax credits, they have been set based on the estimated non-recoverability considering the present business plans of the Company and the statutory prescription periods.

The Company has certain contingent liabilities with respect to existing or potential complaints, lawsuits and other proceedings. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Revenue recognition

Revenue is recognized when it is realized or realizable and earned when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered; the prices are fixed or determinable; and collectability is reasonably assured or delivered to the spot market.

Revenues for each of the business segments identified by the Company are recognized when the following conditions are met:

Generation

Revenues from generation are recognized under the accrual method, including power and energy effectively consumed by customers or delivered to spot market.

Transmission

Revenues from transmission services include the following items: (i) connection to the system, (ii) energy transmission, (iii) transmission capacity and (iv) reactive equipment. Revenue is recognized as income as services are provided. As stated in the concession agreements, Transener and Transba receive bonus payments when certain quality thresholds are met. Bonuses are recognized as income when earned. The Company derives additional revenues related to the transmission services from the supervision of the construction and operation of certain assets and other services provided to third parties. These revenues are recognized as income as services are rendered.

Distribution

Revenues for distribution services include electricity supplied, whether billed or unbilled. Unbilled revenue is determined based on electricity effectively delivered to customers and valued on basis of applicable tariffs. Unbilled revenue is classified as current trade receivables. The Company also recognizes revenues from other concepts included in distribution services, such as new connections, pole rental and transportation of electricity to other distribution companies.  All revenues are recognized when the Company’s revenue earning process has been substantially completed, the amount of revenues may be reasonably measured, and the economic benefits associated with the transaction will flow to the Company.

Holding

Income from the sale of plots of land is recognized upon granting possession.

Financial and holding results

Financial and holding results are segregated into those generated by assets and those generated by liabilities.

Impairment of investments, fixed and other assets includes those losses arising from the evaluation of recoverability over those assets where indicators of impairment have been detected.

Impairment of investments

As of September 30, 2010, the Company registered an impairment loss amounting to Ps. 77.946.474 as a result of the recoverability evaluation performed over its ownership interest in San Antonio International Ltd. (See Note 2).

Impairment of fixed and other assets

For the nine-month period ended September 30, 2009 the Company recognized certain impairment losses amounting to Ps.18,179,143, respectively, resulting from evaluating the recoverability of certain fixed assets earmarked for electric power generation projects that were affected by the international financial crisis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Taxes

Income tax

The Company records income taxes using the liability method, thus recognizing the effects of temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be reversed and settled, considering the regulations in effect at the time of issuance of these financial statements.

The Company recognizes tax assets on its balance sheet only when their realization is deemed to be probable. A valuation allowance is recognized for that component of net deferred tax asset which is not recoverable.

Tax on assets

The Company calculates tax on assets by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, tax on asset obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

As of September 30, 2010, the Company recognized a valuation allowance over certain tax on assets credits recognized under Other Receivables for a total amount of Ps. 27,533,490, for estimating that these amounts paid will not be realized under the Company’s current business plans.

NOTE 3.  (LOSSES) earnings per share

The Company has calculated basic (losses) earnings per share on the basis of the weighted average amount of outstanding common stock at September 30, 2010 and 2009, as follows:

	For the periods ended September 30, (Unaudited)
	2010	2009

Net (loss) income for the period	(81,845,109)	254,697,902
Weighted average amount of outstanding shares	1,314,310,895	1,339,247,035
Basic (losses) earnings per share	(0.0623)	0.1902

Furthermore, the Company has calculated diluted (losses) earnings per share on the basis of the possible dilutive effect of the options granted, as described in Note 14. Whether the dilutive effect increases the (losses) earnings per share, such dilutions will not be considered in calculations.

	For the periods ended September 30, (Unaudited)
	2010	2009
Net (loss) income for the period	(81,845,109)	254,697,902
Weighted average amount of outstanding shares	1,458,658,257	1,395,509,555
Diluted (losses) earnings per share	(0.0561)	0.1825

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 3.  (CONTINUED)

The reconciliation of the weighted average number of outstanding shares for basic and diluted (losses) earnings per share is as follows:

	For the periods ended September 30, (Unaudited)
	2010	2009
Weighted average amount of outstanding shares for basic earnings per share
	1,314,310,895	1,339,247,035
Number of shares to be added if all the options granted are exercised	144,347,362	56,262,520
Weighted average amount of outstanding shares for diluted earnings per share	1,458,658,257	1,395,509,555

NOTE 4.  BREAKDOWN OF main BALANCE SHEET ACCOUNTS

	As of September 30, 2010	As of December 31, 2009
	(Unaudited)	(Audited)
Trade receivables
Current
Receivables from energy distribution	411,402,000	398,109,000
Receivable from Argentine Wholesale Electric Market ("WEM")	82,459,727	68,799,504
Compañía Administradora del Mercado Mayorista Eléctrico S.A. ("CAMMESA"):
- Generation	279,819,813	16,647,547
- Transmission	41,602,853	38,671,355
Res. Nº 406/03 and FONINVEMEM (1) consolidated receivables	115,352,117	53,538,852
Debtors in litigation	18,688,035	15,596,694
Related parties	348,605	345,256
Other	32,783,462	15,137,581
Subtotal	982,456,612	606,845,789
Allowance for doubtful accounts	(31,150,706)	(27,227,660)
	951,305,906	579,618,129
Non-current
Receivables from energy distribution	45,531,000	87,047,000
CAMMESA - Generation	616,083	616,083
Res. Nº 406/03 and FONINVEMEM (1) consolidated receivables	161,469,171	175,511,766
Other	48,668	287,663
Subtotal	207,664,922	263,462,512
Allowance for doubtful accounts	(404,795)	(404,795)
	207,260,127	263,057,717

(1) Fund for Investments required to increase the electric power supply in the Wholesale Electric Market (WEM).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4.  (continued)

	As of September 30, 2010	As of December 31, 2009
	(Unaudited)	(Audited)
Other receivables
Current
Tax credits
- Value added tax	199,298,469	149,887,452
- Tax on gross sales	9,927,219	7,060,165
- Income tax	7,561,306	10,151,096
- Tax on assets	6,481,758	-
- Other tax credits	6,036,477	4,466,697
Advances to suppliers	45,366,459	26,468,078
Advances to employees	3,956,633	6,975,882
Related parties	10,915,978	1,619,805
Prepaid expenses	27,165,856	19,877,528
Other debtors from energy distribution	21,599,000	18,544,000
Deposits in guarantee on financial derivative instruments	27,177,045	-
Judicial deposits	110,701	14,332,568
Other	15,804,700	30,668,742
Subtotal	381,401,601	290,052,013
Valuation allowance on other receivables	(13,672,833)	(8,358,147)
	367,728,768	281,693,866

Other receivables (continued)
Non-current
Tax credits:
- Tax on assets	78,744,173	55,222,884
- Deferred tax asset	142,143,813	111,187,025
- Other tax credits	19,827,431	40,955,677
Advances to suppliers	3,653,335	3,653,335
Employee stock ownership programme	2,730,780	3,496,519
Prepaid expenses	1,319,000	1,444,041
Related parties	9,010,872	-
Other	1,569,706	543,818
Subtotal	258,999,110	216,503,299
Valuation allowance on other receivables	(39,425,947)	(30,456,335)
	219,573,163	186,046,964

Accounts payable
Current
Suppliers	378,758,673	433,373,825
CAMMESA	158,204,197	19,553,967
Fees and royalties	1,945,115	2,099,074
Related parties	981,438	467,754
Deferred income	6,665,784	4,321,336
Customer advances	36,064,726	46,016,761
Other	686,207	974,019
	583,306,140	506,806,736
Non-current
Suppliers	2,074,000	2,675,000
Deferred income	2,791,796	2,930,737
Customer guarantees	47,537,000	44,179,000
Customer advances	27,043,455	30,840,499
	79,446,251	80,625,236

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4.  (continued)

	As of September 30, 2010	As of December 31, 2009
	(Unaudited)	(Audited)
Financial debt
Current
Financial loans	174,932,543	107,393,616
Bank overdrafts	382,151,838	144,141,103
Corporate bonds	30,915,721	18,538,216
Short-term notes	118,121,138	83,992,807
Accrued interest	45,021,009	45,012,680
Financial derivative instruments	14,157,000	6,001,000
Related parties	181,300	7,383,528
	765,480,549	412,462,950
Non-current
Financial loans	117,405,627	62,361,103
Corporate bonds	1,582,565,543	1,641,516,156
Related parties	-	115,133
	1,699,971,170	1,703,992,392

Taxes payable
Current
Provision for income tax, net of witholdings and advances	25,056,598	67,048,008
Provision for tax on assets, net of witholdings and advances	5,363,128	6,297,019
Value added tax	44,921,060	52,155,874
Municipal, provincial and national contributions	34,716,000	30,296,316
Municipal taxes	26,662,876	24,733,000
Income tax withholdings to be deposited	5,109,469	10,341,065
Other	20,982,092	12,298,900
	162,811,223	203,170,182
Non-current
Deferred tax liabilities	548,381,460	542,096,387
Value added tax	25,448,869	16,201,106
Other	12,040,170	20,517,722
	585,870,499	578,815,215

Other liabilities
Current
Expenses accrued	22,376,142	26,275,640
Related parties	9,336,396	15,217,857
Dividends payable	-	15,771,731
Other	9,721,979	20,268,990
	41,434,517	77,534,218
Non-current
ENRE fines and bonuses (1)	417,706,000	377,456,000
Programme of rational use of energy	442,872,000	233,319,000
Other	52,011,864	20,532,457
	912,589,864	631,307,457

(1) Corresponds to sanctions imposed by the Ente Regulador de la Electricidad ("ENRE") in the Company’s distribution business due to non-compliance of certain service quality indexes established by the respective concession contract.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4.  (continued)

	For the periods ended September 30, (Unaudited)
	2010	2009

Sales
Generation	1,781,431,570	1,462,296,651
Transmission	203,447,245	220,933,708
Distribution	1,651,950,000	1,578,245,000
Other	1,468,805	10,249,985
	3,638,297,620	3,271,725,344

	As of September 30, 2010	As of September 30, 2009
	(Unaudited)	(Audited)
Conciliation of cash and cash equivalents
Cash and banks and current investments	631,665,774	728,750,330
Non equivalent cash investments
Time deposits and other securities	(9,338,294)	(61,297,640)
Government securities	-	(22,232,905)
Corporate securities	(42,171,217)	(5,372,855)
Shares in other companies	(96,838,604)	(87,377,872)
Trusts	(34,817,633)	(19,202,575)
Cash and cash equivalents	448,500,026	533,266,483

NOTE 5.  income tax

The breakdown of deferred tax assets and liabilities is as follows:

	As of September 30, 2010	As of December 31, 2009
	(Unaudited)	(Audited)

Tax loss-carryforwards	151,220,798	95,806,701
Investments	(15,816)	8,547,297
Trade receivables	(66,091,632)	(31,943,548)
Fixed assets	(630,361,167)	(615,076,854)
Intangible assets	(1,714,531)	(1,342,341)
Other assets	(3,530,296)	(7,201,456)
Financial debt	(23,977,395)	(24,722,223)
Salaries and social security payable	6,048,215	4,159,453
Other liabilities and provisions	163,573,848	139,138,841
Other	(1,389,671)	1,724,768
Net deferred tax liability	(406,237,647)	(430,909,362)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5.  (continued)

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

	For the periods ended September 30, (Unaudited)
	2010	2009

(Loss) Income before taxes and minority interest	2,771,681	471,032,362
Current tax rate	35%	35%
Result at the tax rate	(970,088)	(164,861,327)

Goodwill amortization	(5,236,506)	(5,250,682)
Reserve for Director´s options	(2,348,155)	(3,088,751)
Non-taxable income	(24,788,925)	63,124,783
Other	(14,972,323)	(11,837,125)
Subtotal	(48,315,997)	(121,913,102)
Expiration of tax loss-carryforwards	(13,277,240)	233,816
Valuation allowance of tax on assets credit	(5,668,298)	-
Change in valuation allowance for tax loss carryforwards	207,495	(7,788,122)
Total income tax expense	(67,054,040)	(129,467,408)

NOTE 6.  subsidiaries FINANCING STRUCTURE

The indebtedness structure of the Company's subsidiaries as of September 30, 2010 is mainly made up of the following corporate bonds and short-term notes:

Subsidiary company	Corporate bonds	Issuance date	Currency	Notional Amount		Repurchased amount	Remaining amount	Repurchase result	Agreed rate	Final maturity
				in thousands				in thousands of Ps.
Transener	At par at fixed rate	Dec-20-06	US$	220,000		96,100	123,900	2,320	8.88%	2016
	At par at variable rate	Dec-20-05	US$	12,397	(1)	9,322	3,075		3% a 7% (incremental)	2016
Edenor	At par at variable rate	Apr-24-06	US$	12,656		-	12,656	858	Libor + 0% a 2% (incremental)	2019
	At par at fixed rate	Apr-24-06	US$	80,048		72,031	8,017		3% a 10% (incremental)	2016
	At par at fixed rate	Oct-09-07	US$	220,000		71,310	148,690		10.50%	2017
EASA	At par at fixed rate	Jul-19-06	US$	12,874	(2)	419	12,455	214	3% a 5% (incremental)	2017
	At discount at fixed rate	Jul-19-06	US$	81,997	(2)	80,829	1,168		11%	2016
CTG	At par at fixed rate	Oct-03-03	US$	6,069		1,587	4,482	97	2%	2013
	At par at fixed rate	Jul-20-07	US$	22,030		18,196	3,834		10.50%	2017
Loma de la Lata	At discount at fixed rate	Sep-08-08	US$	189,299	(2)	22,137	167,162	8,936	11.25%	2015
Edenor	At par at variable rate	May-07-09		$64,058	(3)	-	64,058	-	Badlar private + 6.75%	2013
Central Piedrabuena	Short-term note	Oct-26-09		$48,380		-	48,380	-	Badlar private + 3.00%	2010
	Short-term note	May-11-10		$66,295		-	66,295	-	Badlar private + 3.00%	2011

(1) Corresponds to the remaining amount as of December 31, 2008.
(2) Include interests capitalized after the issue. The repurchased amounts were adjusted for interests capitalized, if correspond.
(3) Corresponds to the remaining amount as of September 30, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

During the nine-months period ended September 30, 2010, the Company and its subsidiaries acquired its own corporate bonds or corporate bonds of various subsidiaries at their respective market value for a total face value of US$ 37,7 million. Due to these debt-repurchase transactions, the Company and its subsidiaries recorded a gain of Ps. 12,4 million disclosed in the line “Result of repurchase of financial debt” in financial and holding results generated by liabilities. From the initial repurchases in 2008 and up to the date of these unaudited financial statements, the Company and its subsidiaries have repurchased corporate bonds for a total nominal value of US$ 371,9 million, of which as of September 30, 2010, US$ 297,3 million were still maintained in treasury, while the remaining amount has been redeemed.

Below are described the main characteristics of the indebtedness of each of the subsidiaries:

Transener

In October 2006 Transener started a process for refinancing its outstanding financial debt, offering to the bondholders the repurchase of Class 6 and Class 8 Corporate Bonds at par value in cash, and to fully redeem Class 7 and Class 9 Corporate Bonds issued at a discount, obtaining the approval of approximately 76% of them.

To finance the purchase offer and the redemption of the mentioned bonds, Class 1 Corporate Bonds for US$ 220 million were issued. These new securities with a final maturity on December 15, 2016 bear interest at an annual rate of 8.875% and shall be repaid in four equal installments on December 15, 2013, 2014, 2015 and 2016. Class 1 Corporate Bonds have been authorized for public offering in Argentina.

The settlement of the purchase offer in cash of the Class 6 and Class 8 Corporate Bonds at Par, the full redemption of the Class 7 and Class 9 Corporate Bonds at a discount, and the issuance of the new Class 1 Corporate Bonds took place on December 20, 2006.

Under the refinancing terms, Transener and its restricted subsidiaries are subject to complying with a series of restrictions, among which we may highlight limitations to indebtedness, sale of assets, transactions with shareholders and subsidiaries and making control change in under certain circumstances. At the date of issuance of these financial statements Transener and its subsidiaries had fulfilled these obligations.

Corporate Bonds Programme

On November 5, 2009, Transener´s Shareholders’ Meeting resolved to create a global programme for the issuance of registered, nonconvertible, simple corporate bonds denominated in Argentine pesos or in any other currency, with unsecured, special, floating and/or any other guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed Ps. 200 million or equivalent amount in other currencies. The programme was authorized by CNV on December 19, 2009. On July 5, 2010, Transener submitted the update of the prospectus together with the financial statements at March 31, 2010.

CAMMESA’s financing to Transener and Transba

On May 12, 2009, Transener and Transba executed with CAMMESA a financing agreement for an amount of up to Ps. 59,7 million and Ps. 30,7 million, respectively. On January 5, 2010, an extension to the previously mentioned financing agreement was executed for up to an amount of Ps. 107,7 million and Ps. 42,7 million, respectively.

Basically, financing results from the non-recognition of actual cost variations occurring since June 2005, based on the provisions of the agreements entered into with the Public Utilities Analysis and Renegotiation Unit (“UNIREN”) and the delay by the National Electricity Regulatory Agency (“ENRE”) in defining the Comprehensive Rates Renegotiation (“RTI”).

Amounts assessed during financing are consistent with the accumulated amounts only if considering the base costs provided for in the agreement with the UNIREN, which are substantially lower than the current cost variations duly certified before the authorities.

Precisely this agreement provides for the automatic cancellation of financing in case due retroactive payments are made to both Companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

As provided by such agreement and its extension, and based on the terms of the resolution 146/2002 of the Energy Secretary (“ES”), proceeds are to be used to finance the investment plan and for the operation and maintenance of the high-tension transportation and trunk distribution system currently in progress and scheduled to be completed by 2010. Funds will be disbursed partially based on the works progress as documented by the Company and subject to CAMMESA’s available funds as instructed by the ES. This debt will be reipaid after a 12-month grace period computed from the date of the last distribution received or two years after the agreement is executed, whichever is earlier in 18 monthly installments.

Under the agreement and its extension, Transener and Transba have also assigned as a guarantee in favor of CAMMESA 30% of its receivables due to the operations on the WEM. The revenues from the license fee to operate and maintain the so-called Forth Line have been excluded from the assignment to Transener.

As of September 30, 2010 the amount certified by both companies amounted to Ps. 150,4 million, whereas the disbursements received by that company amounted to Ps. 97,6 million, which shows a strong delay in the provision of funds by the ES.

Considering the elapsed time and the accrual of unrecognized higher costs, on July 29, 2010, Transener and Transba have requested the ES for an additional extension of financing for Ps. 76.1 million and Ps. 35.5 million respectively. Up to this date, this request has not been answered.

On September 27, 2010, Transener entered into a new financing agreement with CAMMESA, under the same disbursement and cancellation conditions and for up to US$ 2.3 million, to afford maintenance tasks in the 500 kV breakers in Alicurá.

Edenor

Corporate Bonds Programme

On October 9, 2007, Class 7 Corporate Bonds for US$ 220 million were issued under the public offering regime for a term of ten years, at par value, accruing interest at an annual fixed rate of 10.5%, payable on April 9 and October 9 of each year, the first service of which was on April 9, 2008, the principal being amortized in a down payment on October 9, 2017.

Proceeds from the issuance of these Corporate Bonds were used to repay existing outstanding Corporate Bonds with maturity in 2014.

Edenor Debt Issuance

On April 13, 2009, the Board of Directors of Edenor approved the issuance and listing of Floating Rates Notes due 2013 for a principal amount of up to Ps. 150 million, within the framework of the global medium term corporate notes issuance program.

On May 7, 2009, Edenor issued Ps. 75,7 million Class No. 8 Notes, with a four year maturity, priced at 100% of principal, accruing interest as of the date of issuance at a floating rate equal to the BADLAR private rate plus a spread of 6.75% per annum. The Notes will pay interest quarterly, with the first interest payment date on August 7, 2009. The principal amount will be amortized in 13 consecutive quarterly installments, with the first principal payment date on May 7, 2010.

Net proceeds from placing the notes are used to finance the capital expenditures plan of Edenor.

EASA

Financial debt renegotiation – Main obligations

As established in the issuance prospectus of its corporate bonds, the main obligations assumed by EASA consist in limitations to:  (i) indebtedness; (ii) certain transactions with shareholders; (iii) level of operating expenses; and, (iv) restricted payments (payments of dividends, fees to shareholders, banned investments, among others).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

At the date of the issuance of the Company’s financial statements, EASA complies with its obligations as established in the trust agreement relating to the Corporate Bonds issued after having completed the restructuring process of its financial debt.

On the dates provided in the issuance conditions, EASA paid interest related to the New Corporate Bonds, capitalizing the portion of interest accrued from the coupon in kind.

Central Térmica Güemes

Exchange of Corporate Bonds

On June 12, 2007 CTG launched an exchange offer of all outstanding Series A Corporate Bonds amounting to US$ 31,7 million and Series B Corporate Bonds amounting to US$ 21,9 million with maturity in 2013 (“Bonds 2013”). The exchange offer was authorized by resolutions adopted by the Shareholders´ Meeting held on June 28, 2007 and by the Board of Directors Meetings held on June 12, 2007, June 21, 2007 and June 28, 2007.

The above mentioned Shareholders´ Meeting approved the issuance of unsecured and unsubordinated non-convertible US$ dollar-denominated Corporate Bonds up to US$ 34,8 million. CTG received the acceptance of 88.7% of the holders of the total debt subject to restructuring, due to this. On July 25, 2007, it has been consumed the exchange for which CTG, under the conditions offered to and accepted by the participating bondholders:

-  Issued US$ 22,0 million Corporate Bonds accruing interest at a rate of 10.5%, falling due on September 11, 2017 (“Bonds 2017”);

-  Paid US$ 8,9 million in cash to the holders that exercised this option; and

-  Paid US$ 0,3 million in cash of accrued and unpaid interest at the date of the exchange, plus a cash payment of US$ 0,1 million for holders that accepted the offering in advance.

The Corporate Bonds were authorized by the CNV on July 11, 2007 and has been also authorized for trading on the Buenos Aires Stock Exchange and the Mercado Abierto Electrónico.

Amendments to covenants of Corporate Bonds

On December 23, 2008, and on January 20, 2009, CTG completed the process to amend certain restrictive covenants of its Bonds 2017 and Bonds 2013, respectively. The main objective of the approved amendments to the restrictive covenants is to reflect the current financial position and business prospects of CTG and to grant CTG the ability of assuming debt and encumbrances that are reasonable considering its EBITDA and its debt service capacity.

The approved amendments allow CTG, among others to:

-        Incur in additional debt for up to US$ 30 million for any purpose, irrespective of its indebtness.

-        Incur in additional debt as long as the debt ratio of its outstanding debt and EBITDA does not exceed the 3 to 1 ratio (excluding up to US$ 30 million of additional permitted debt).

-        Incur in additional debt or guarantee incurred debt to finance or refinance the acquisition, construction, improvement or development of any other asset, including the new generation unit at CTG.

Global programme of securities representing short–term debt

On July 21, 2008, the Ordinary and Extraordinary Shareholders’ Meeting of CTG approved the creation of a Global Programme of Securities Representing short-term debt up to a maximum amount outstanding at any time that may not exceed Ps. 200 million or the equivalent amount in other currencies, under which CTG may issue corporate bonds in various classes and/or series, each one of them with an amortization term of up to 365 days or a shorter or longer term that in the future applicable regulations may contemplate. Such Meeting delegated to CTG’s Board of Directors the power to establish certain conditions of the Programme and the opportunity of issuance and other terms and conditions of each class and/or series of corporate bonds to be issued under the Programme.

As of September 30, 2010, CTG has not issued any class and/or series of corporate bonds under this Programme.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

Bank loans

On June 25, 2010, Banco Hipotecario S.A. and Standard Bank Argentina S.A granted to CTG a two-tranche financing for an aggregate amount of Ps. 100,000,000, one for Ps. 50,000,000 accruing interest at a floating rate equal to the private Badlar rate plus a nominal spread of 3% per annum, and another one for Ps. 50,000,000 accruing interest at a fixed nominal rate equivalent to 17% per annum. Interest will be payable quarterly as from the granting date and the principal amount will be amortized in three consecutive quarterly installments, with the first one due 15 months after the granting date.

Central Piedra Buena S.A.

On June 18, 2008, the Ordinary and Extraordinary Shareholders’ Meeting of CPB approved the creation of a global programme for the issuance of securities representing short–term debt (the “VCP”) in the form of simple corporate bonds non-convertible into shares, denominated in pesos, US dollars or any other currency with or without guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed Ps. 200 million, with an amortization term of up to 365 days, or at a longer term that applicable rules may contemplate (the “Programme”). Such Meeting delegated to CPB’s Board of Directors the power to establish certain conditions of the Programme and the opportunity to issue and other terms and conditions of each class and/or series of corporate bonds to be issued under the Programme.

Additionally, on February 26, 2009, the General Ordinary and Extraordinay Shareholders’ Meeting of CPB approved an amendment to the Programme in order to give CPB the alternative of issuing VCPs. under the form of serial promissory notes, giving more flexibility for the placement of VCP among institutional investors in the corporate debt market.

During the year ended December 31, 2009 and the nine-months period ended September 30, 2010, CPB issued four VCP series under this program, for a total amount of Ps. 161,6 millions. Series 3 and 4 issued for a total nominal value of Ps. 114,7 millions are in force as of September 30, 2010.

Loma de La Lata

Financing for Loma de La Lata s’ Project

On May 30, 2008, Loma de la Lata entered into two facility agreements with ABN AMRO Bank N.V. and Standard Bank Plc., as lenders, and ABN AMRO Bank N.V., Argentine Branch, for financing a part of the costs to be incurred in connection with Loma de la Lata’s current expansion project (converting such plant’s existing generation units into a combined cycle-gas fired power plant which has a total cost of approximately US$ 225 millions). The facility agreements provided for the issuance of letters of credit for an aggregate amount of US$ 88,2 million (in addition to other fully collateralized letters of credits issued by ABN AMRO Bank N.V. for an aggregate amount of US$ 66,5 million), and set forth the financial commitments granted by such banks to make loans in favor of Loma de la Lata for an aggregate amount of up to US$ 80 million, which loans would mature in March 2013 (except as extended pursuant to the terms of the facility agreements).

Fees on such letters of credit accrue at an annual rate ranging from 2% to 2.5% (this fee was reduced since Loma de La Lata collateralized such letters of credit with funds from de issuance of corporate bonds, as defined below).

Due to the issuance of the corporate bonds, Loma de La Lata has made guaranteed deposit securing the funds to be disbursed under the previously mentioned letters of credit (and their related payable fees), thus replacing the obligation of making reimbursements by joint arrangers under the financing agreements and reducing, among others, the fees payables under such letters of credit.

Authorization for the issuance of Corporate Bonds of Loma de La Lata

Loma de la Lata approved by means of the Extraordinary Shareholders’ Meeting held on June 24, 2008 and the Ordinary and Extraordinary Shareholders’ Meeting held on July 24, 2008, the issuance of corporate bonds up to the amount of US$ 200 million (the “Corporate Bonds”) for, among other purposes, finance the Project, replacing the disbursement of the joint organizers, under the financing agreements. Such Meetings also approved the admission of Loma de La Lata into the public offering system and the application to the CNV of the respective public offering authorization of Corporate Bonds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

On September 8, 2008, Loma de Lata issued simple Corporate Bonds for a face value of US$ 178 million at 11.25%, maturing in 2015 and with a subscription price of 93.34% implying a yield through maturity of 12.95%. The capital will be amortized in five semiannual consecutive payments, the first of which will be sixty months as from the issuance and settlement date. The first four amortization payments will be for an amount equivalent to 12.5% of capital, while the fifth and last amortization payment and full settlement will be made upon maturity for an amount equivalent to 50% of the issued capital. Interest will accrue on the outstanding capital as from the issuance and settlement date and until settling all the amounts owed under the Corporate Bonds at a fixed rate equivalent to a nominal 11.25% interest rate. The interest rate will be comprised of (i) one fixed interest rate portion equivalent to a fixed nominal rate of 5% and (ii) an interest portion capitalizable at a nominal fixed 6.25% (the "Capitalizable Interest Portion”).

Loma de La Lata is obliged to cancel the amounts related to all interest, however it is stated that: (i) the Capitalizable Interest Portion related to interest payable on the first two Interest Payment Date (as defined in the Prospectus for the issuance of Corporate Bonds) will be automatically capitalizable, and (ii) provided no Event of Default occurred for failing to pay any amount owed under the Corporate Bonds or they were declared due and payable either fully or partially, Loma de La Lata may choose, at its sole discretion, to defer paying interest exclusively as regards the Portion of Capitalizable Interest and capitalize accrued interest related to such portion payable on the following three Interest Payment Dates (the “Option to Capitalize”). The Option to Capitalize may be exercised by Loma de La Lata only on the third, fourth and/or fifth Interest Payment Date. The option to capitalize interest could only be exercised by Loma de la Lata in the first four semiannual interest payments.

The Corporate Bonds are guaranteed by credit rights against such company and fiduciary assignment of: (a) rights to receive payments and/or complaint damages arising from (i) sales of electricity (energy and/or power) resulting from the additional capacity arising from the extension project, (ii) agreements to supply natural gas, (iii) project agreements, and (iv) insurance agreements; and (b) funds deposited in guarantee to cover the amount of the fixed interest portion until the provisional reception date of the expansion works. Additionally, the corporate bonds issued are secured by Pampa Energia (shareholder controlling Loma de La Lata) as direct and main obligor.

On December 29, 2008, Pampa Inversiones executed an option agreement by which it grants an irrevocable put option on the corporate bonds issued by Loma de la Lata for a face value of US$ 10 million, and such option may be exercised within 30 days as from September 8, 2011. This option is no longer effective since those bonds were sold by the counterparty in January 2010.

Amendments to covenants of Corporate Bonds

At the Extraordinary Corporate Bond Holders´ Meeting held On March 23, 2010, CTLL completed the process to amend certain   restrictive corporate bonds covenants. The main amendments are described below:

-        Any present or future equity interest of any CTLL subsidiary may be allowed to be set as excluded asset. New excluded assets may be only acquired if it applies as an Allowed Investment.

-        Allowed indebtedness is increased from US$ 25 million to US$ 60 million.

-        Subsidiaries may be purchased by applying funds from capital contributions, allowed indebtedness and/or allowed transfers.

-        Merger, consolidation or disposition of assets is allowed provided the issuer’s consolidated debt to EBITDA ratio is maintained after implementing the transaction.

-        Certain agreements were amended to avoid being applied to the company’s subsidiaries.

Creation of a new corporate bond program of Loma de La Lata

On December 28, 2009, the Ordinary Shareholders’ Meeting resolved to approve the creation of a corporate bond program not convertible into shares for a face value of up to US$ 50,000,000, or equivalent amount in other currencies. The program has been authorized for its public offer by the CNV on July 8, 2010. As of September 30, 2010, no negotiable obligations have been issued under said program.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

Inversora Nihuiles and Inversora Diamante

Financing of the acquisition of participation in Inversora Nihuiles and Inversora Diamante

In October 2006, the Company acquired shares of Inversora Nihuiles and Inversora Diamante, which were partially financed by the seller, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”) for US$ 4,900,000. This loan accrues interest at 3% and matures on June 7, 2011.

Due to such financing, the Company created a first pledge in favor of Banco de Galicia on the shares of Inversora Nihuiles and Inversora Diamante that were acquired from Banco de Galicia.

Structured Repurchase Transaction in Pampa Inversiones

As regards Pampa Inversiones’s financing agreement mentioned in the consolidated financial statements, the Company has been appointed as guarantor of that transaction before the Deutsche Bank AG, in order to make the payments due in case of breach of Pampa Inversiones. This guarantee allows the counterparty to execute it through the disposal of the assets that the Company could have in any of the entity´s branches

NOTE 7.  SUBSIDIARIES regulatory framework

Generation

The Company and its subsidiaries generate energy which, through the SADI (“Interconnected System”) is directly sold to the “WEM” at the prices approved by CAMMESA. Such prices arise from supplying the WEM’s electric demand with electric supply whose variable production cost is related to the less efficient machine that is currently generating power with natural gas. Revenues from the sale of power result from the sales on the WEM’s spot market and sales to large client on the WEM’s Forward Market through agreements executed by the parties and in accordance with the regulations established by the Energy Secretariat (“ES”).

Restrictions on spot prices Energy - Secretariat Resolution 240/2003

By means of this resolution the ES amends the methodology to set the prices on the WEM and determines that the maximum variable production cost (“CVP”) recognized to set the prices is that of the most inefficient unit operating or available using natural gas. The difference between the CVP and the Node Price of the thermal machine in operation is included as Temporary Dispatch over cost (“Stabilization FundSub-account”). Additionally, in case of restrictions to the demand, the maximum Spot Price recognized is Ps. 120 per MW.

As the seasonal price had not followed the evolution of the WEM’s spot price approved by CAMMESA, the resources from the Stabilization Fund were used to meet production costs, for which during the last few years this fund underwent an ongoing definancing.

Receivables from WEM generators

In September 2003, the ES issued Resolution No. 406/03 by which it was established that, based on the depletion of available resources in the WEM’s Stabilization Fund, amounts pending payments in each month are consolidated, accruing interest at an interest rate equivalent to the mean monthly yield obtained by OED-CAMMESA (agency in charge of dispatch) in its financial placements, to be paid when the Fund will have sufficient funds according to a priority order of payment to agents.

This situation directly affects the Company’s financial position and its subsidiaries as they carry consolidated receivables documented by CAMMESA, under LVFVD (Sales Settlements with Due Date to be Defined).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Fund for Investments required to increase the electric power supply in the WEM (FONINVEMEM)

ES Resolution No. 712/04 created the FONINVEMEM to increase the available electric generation by investments in thermal generation.

By means of Resolutions No. 826/04, 1,427/04, 622/05 and 633/05, the Energy Secretariat invited all WEM agents creditors with LVFVD to express their decision to convert (or not) 65% of their receivables accumulated from January 2004 and through December 2006, in an interest in a combined cycle project, payable once all new combined cycles to be built with the financing of FONINVEMEM were operational.

Consequently, on December 13, 2005, the agreements to organize the generating companies “Sociedad Termoeléctrica Manuel Belgrano S.A.” and “Sociedad Termoeléctrica José de San Martín S.A.” were executed. Both companies with the object to produce electric power and its commercialization in block and specifically, the management to purchase the equipment, construction, operation and maintenance of a thermal power station. The Company through some of its subsidiaries executed the respective minutes accepting the subscription of shares for both generating companies. Both generators were cleared to operate in open cycle during 2008.

The portion of LVFVD contributed to FONINVEMEM will be converted into US$ and will have an annual yield at LIBOR + 1% and will be received in 120 equal, monthly and consecutive installments as from the commercial authorization of the combined cycle of electric plants, expected for the first quarter to 2010.

In January and February 2010, Sociedad Termoeléctrica Manuel Belgrano S.A.and Sociedad Termoeléctrica José de San Martín S.A. plants were commercially authorized, respectively; whereupon, as from March and April 2010, respectively, the Company started to collect the installments of the previously mentioned receivable. As of the issuance date of these financial statements, the Company has not been confirmed the conversion into US$, hence receivable have been kept at original value in Ps.

Accumulated balances originated by the LVFVD related to the years 2004 through 2006 under FONINVEMEM, plus accrued interest through September 30, 2010, net of the realized collections if applicable, add up to Ps. 102,4 million approximately.

Likewise and in regards to receivables generated during 2007, on May 31, 2007, the ES issued Resolution No. 564, convoking again those private WEM creditors to extend their interest in the FONINVEMEM by contributing 50% of such receivables. Although such resolution establishes various alternatives to recover funds contributed to FONINVEMEM, the Company and its generation subsidiaries chose to allocate such receivables to alternative projects to invest in new electric generation equipment.

Therefore, the required conditions were duly complied with: (a) the investment should be equivalent to three times the value of the receivables; (b) the project should consist of a contribution of a new generating plant or the installation of new generating unit within an already-existing plant; and (c) power and reserved capacity should be sold on the forward market (including Energy Plus) while exports are not allowed for the first 10 years.

Based on the investment projects presented, on June 20, 2008 by means of Brief No. 615, the ES considered verified the Company and its subsidiaries´ proposal and instructed the OED to pay the 2007 LVFVD, which as of December 31, 2008, had been duly collected.

Committed Supply Agreements

On July 24, 2008, the ES issued Resolution No. 724/08 by which it authorized the execution of WEM Committed Supply Agreements with generating agents, related to the repair and or repowering of generation groups. and/or related equipment. This applies to those WEM generation agents filing plans to repair and/or repower their generating equipment whose cost exceeds 50% (fifty percent) of revenues expected to receive by the Generation Agent on the “Spot” market during the life of such agreement, related to compensating items subject to subsection (c), Section 4, ES Resolution No. 406/03.

The procedure consists in the ES evaluating the proposals filed, instructing CAMMESA as to those authorized to enter into a contract, even indicating, if convenient, the granting of loans to the Generation Agent in the event they are required to finance the disbursement to be made to meet the cost of repairs exceeding the compensation to be received for the agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Under this resolution, Central Piedra Buena and Loma de La Lata have executed agreements that will allow them to recover consolidated receivables from subsection (c), ES Resolution No. 406/03, either of their own or from third parties, by applying them to improvement or expansion works for up to a maximum 50% of their costs.

Under such agreements, the subsidiaries companies partially collected from CAMMESA its consolidated receivables accrued during 2008. The outstanding balance of 2008 LVFVD and those accrued during 2009 and the nine months period ended September 30, 2010, plus interest accrued as of September 30, 2010 add up to approximately Ps. 204,8 million.

Under such agreements, Loma de la Lata has issued several credit assignment agreements with other WEM generators (related companies and third parties) in connection with their LVFVD accumulated and to be accumulated between January 1, 2008 and December 31, 2010, either in fully or in part, depending on CAMMESA’s availability of funds. Such agreements establish the terms and conditions of each assignment, which will be carried out fully or partially as CAMMESA settles the respective receivables, upon which Loma de la Lata will settle the unpaid amounts to the counterparties, according to the conditions established in every agreement. Due to the assignments carried out during the period ended September 30, 2010, the Company has recorded income for Ps. 5,546,355 under financial and holding results.

The future evolution of this situation could call for the Government to modify some of the measures adopted or issue additional regulations. Impacts generated by the measures adopted to date by the Federal Government on the Company’s, and its subsidiaries´ economic and financial situation as of September 30, 2010, were calculated according to evaluations and estimates carried out by management when preparing these consolidated financial statements and should be read considering such circumstances.

Energy Plus - ES Resolution No. 1,281/06

The Energy Secretariat approved Resolution No. 1,281/06, in which it is established that the existing energy commercialized in the Spot market will have the following priorities: (1) Demands below 300 KW; (2) Demands over 300 KW with contracts; and (3) Demands over 300 KW without contracts.

It also establishes certain restrictions to the commercialization of electricity, and implements the Energy Plus service, which consist in the offering of additional generation availability by the generating agents. These measures imply the following:

-        Hydroelectric and thermal generators without fuel contracts are not allowed to execute any new contract.

-        Large Users with a demand over 300 KW (“LU300”) will be only allowed to contract their energy demand in the forward market for the electrical consumption made during the year 2005 (“Base Demand”) with the thermoelectric plants existing in the WEM.

-        The new energy consumed by LU300 over the Base Demand must be contracted with new generation at a price freely negotiated between the parties (Energy Plus).

-        The New Agents joining the system must contract their whole demand under the Energy Plus service.

-    For the new generation plants to be included within the Energy Plus service, they must have fuel supply and transportation contracts.

Under such standard, CTG possess LMS 100 generation unit with a capacity of 98.8 MWISO. CTG was the first WEM generator that provided the service to Energía Plus, for which executed several service agreements with Energía Plus that cover for the entire Net Effective Power of the extension with various agents from the Forward Market (“MAT”).

ES Resolutions No. 599/07 and 1,070/08: Natural gas supply

Resolution No. 599/07, dated June 14, 2007, approves the proposal for the agreement with the producers of Natural Gas 2007 - 2011, aiming at supplying the domestic demand of that fuel.

Each of the signing producers undertakes to make available to the gas consumers, whose consumptions are a part of the Agreement Demand, the daily volumes which are set forth for said Signing Producer, which have been calculated according to established proportions. The Agreement Demand has been established on the basis of the gas consumption of the natural gas Internal Market of Argentina during 2006.

For the purposes of supplying the Priority Demand and performing a useful and efficient contracting of the corresponding part of the Agreement Volumes, the Signing Producers must satisfy at least the consumption profile verified in each of the supply arrangements to be renewed and corresponding to the consumption of each month of 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Additionally, on October 1, 2008, the ES issued resolution No. 1,070/08 setting forth a supplementary agreement with natural gas producers, and which purpose was to establish a contribution by the producers to the trust fund for subsidizing residential liquefied gas consumptions, created by Law No. 26,020. This agreement brought about new benchmark prices for natural gas for the energy sectors including that of generating electricity.

The resolutions mentioned above were in effect until June 30, 2009. Since July 17, 2009, a new agreement was signed among other gas producers and the Ministry of Federal Planning, Public Investment and Services, seeking to find the appropriate tools to resolve the issues affecting the sector’s balance, the situation of regional economies and national interests. This agreement established a new price for natural gas used by electric power plants, applicable as from the second semester of 2009. The natural gas prices established for December 2009 has not as yet been changed during the current year.

Recognition of variable costs

On October 29, 2007 the National Energy Secretariat informed that the current variable cost to be recognized to the generators of Ps.7.96/MW, shall be increased in accordance with the consumed liquid fuel, by:

•  Gas-oil/Diesel Oil Generation: Ps. 8.61/MW

•  Fuel Oil Generation: Ps. 5.00/MW

In addition, if a thermal unit generated with natural gas of the company’s own receives a remuneration in which the difference between the maximum recognized variable production cost and the node price is below 5 Ps./MW, the latter value must be recognized.

Benchmark fuel oil price

By means of Brief No. 483/08, the ES instructed CAMMESA to recognize to generators a maximum price of 60.50 US$/barrel plus a 10% related to administrative cost plus freight, for purchases of fuel oil of national origin to generate electric power as from April 24, 2008.

Afterwards, and due to significant variations in the International fuel market as regards to listed prices of crude and its derivatives, the ES issued Brief No. 1,381/08 in October 2008, instructing CAMMESA to recognize as from November 1, 2008, to generators acquiring fuel oil with proprietary resources, a weekly price resulting from considering the average of 10 listed prices (based on the benchmark listed price of Base Platts as defined in the resolution) prior to the calculation closing date, less a differential of 2.50 US$/barrel, under FOB La Plata plus 10% of the total purchase cost of fuel, for administrative and financial expenses plus freight cost.

In the case that listed prices on the International market increase, the maximum benchmark price to be recognized will be 60.50 US$/barrel plus 10% (ten percent) of the total purchase cost of fuel for administrative costs plus the freight cost.

Procedure regarding the dispatch of natural gas for electricity generation

On October 7, 2009, the ES instructed CAMMESA to summon all WEM thermal generators to formally express their decision to adhere to the “Procedure to dispatch natural gas for the generation of electricity” (the “Procedure”).

The Procedure basically consists in acknowledging that CAMMESA, upon operating restrictions in the natural gas system can assume the rights over the volumes and transportation of natural gas that the generators may have in order to try to maximize the thermal supply from the power generation sector. In exchange for such voluntary assignment of volume and transportation of natural gas, the generator will receive, during the life of the Agreement, the higher value of: the positive difference between the approved spot price and the variable generation cost with natural gas recognized by CAMMESA or 2.5 US$/MWh. If the unit was operational, such value shall apply to the maximum value between the power actually produced, irrespective of the fuel used and that which would have been produced if natural gas were available, as long as its recognized variable generation cost was lower than the Operated Marginal Cost (“CMO”) on the WEM. If the unit was not available, the power that would have been produce had the natural gas been available and actually assigned to CAMMESA, as long as its recognized variable generation cost were lower than the CMO on the WEM. This compensation will be considered as subsection (c), section 4, ES. Resolution No. 406/03 for its payment. The Procedure shall be in effect during the winter periods of 2009 through 2011 (from May 1 to September 30).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Thermal generation companies controlled by the Company formally subscribed to these Procedure, which was implemented in March 2010. As of September 30, 2010, the three thermal generation plants of the Company have recognized the compensations related to the operation of the winter of 2009 and 2010.

Transmission

Tariff situation

Within the framework of the renegotiation of Utility contracts, in May 2005 Transener and Transba signed the Agreement Minutes with the UNIREN, including the terms and conditions to adjust the Concession Contracts, which were ratified by Decrees 1,460/05 and 1,462/05 of the Executive Branch dated November 28, 2005.

Based on the guidelines established in the above Agreement Minutes, (i) a RTI was scheduled to be performed to determine a new tariff system for Transener and Transba. However, the ENRE continued with the suspension of the Public Hearing to deal with the tariff proposals submitted by both Companies, which should have become effective for Transener and Transba in February 2006 and May 2006, respectively; and (ii) the recognition of increased operating costs incurred until the tariff structure resulting from the previously mentioned RTI becomes effective.

Thus, since 2006, Transener requested to the ENRE the fulfillment of the obligations assumed in the Agreement Minutes, stating the on-compliance by such agency with the commitments established in the Memorandum Agreement, the serious situation resulting from such noncompliance, and Transener´s decision to continue with the Comprehensive Tariff Review, provided that the remaining obligations assumed by the parties continue to be in force and the new system resulting from the Comprehensive Tariff Review process becomes effective. Transba submitted a note to the ENRE similar to that submitted by Transener, although adapted to the provisions of its Agreement Minutes as regards the terms and investments to be made.

On April 9, 2007 Transener made a new presentation to the ENRE, stating non-fulfillment of the obligations assumed in the Agreement Minutes by the latter and the serious situation arising from such non-fulfillment. Furthermore, the ENRE was requested to immediately regularize the Comprehensive Tariff Review process, and issue administrative acts aimed at recognizing in the tariff the cost increases occurred after the signing of the Agreement Minutes. In the case of Transba, on April 10, 2007 a note similar to that submitted by Transener was presented to the ENRE, which was subsequently submitted on May 28, 2007.

On June 29, 2007, the ENRE formally requested Transener and Transba to submit their tariff proposals based on the terms outlined in the respective Agreement Minutes and section 45 of Law No. 24,065 and related provisions. Therefore, in September, both companies submitted their tariff and regulatory proposals to the ENRE for the five-year period 2008/2012, updating the information submitted in August 2005.

In spite of this, ENRE did address the requested tariff requirements by Transener SA. and Transba S.A. under the RTI.

In turn, by means of Resolutions Nos. 869/08 and 870/08 of July 30, 2008, the ES extended the contractual transition period of Transener S.A. and Transba S.A., respectively, through the actual effective date of the tariff schedule resulting from the RTI, establishing also such date for February 2009. In December 2008, both companies filed the information regarding the rate requirements requested by ENRE in notes 83,199 and 83,200 to be analyzed and to define in the new rate schedule prior to holding the Public Hearing.

Later, on August 5, 2010, ENRE made a new request to Transener and Transba so that they should update the information timely submitted regarding: (i) historical and projected operating costs; ii) made and projected investments; and iii) operated and maintained equipment. Both companies filed all requested information with ENRE so that a resolution may be made regarding their rates and regulatory claims.

However, as of September 30, 2010, ENRE had not yet summoned any Public Hearing as instructed by ES by Resolution Nos. 869/08 and 870/08, by which a new rate schedule had to be issued in February 2009. Consequently, a new complaint was made to such ES, ENRE and UNIREN, stating the lack of determination of the new rate schedule. In October 2009, constitutional rights protection actions were filed against ENRE for the delay in calling a public hearing and carry out the RTI process.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Lastly, as a result of the increase in labor costs arising from the application of Decree No. 392/04 of the Executive Branch and subsequent decrees, which have been translated into higher operating costs as from 2004, during 2007 Transener and Transba credited the cost changes actually taking place on a quarterly basis, filing the corresponding complaints with the ENRE to proceed to readjust remuneration regulated of both companies.

It should be noted that UNIREN has stated by means of a brief that the mechanism to monitor costs and the service quality system was stated when the RTIs of Transener and Transba, respectively, became effective and that upon defining such process it may not be attributed to Concessionaires and could derive in an impairment of their rights.

In that sense, by means of ES brief 897 of July 29, 2008, the Energy Secretariat instructed ENRE to enforce covenants 4.2, 4.3 and 11.1 of the Memorandum of Understanding even partially issuing ENRE the Resolutions Nos. 327/08 and 328/08 adapting Transener’s and Transba’s compensation by about 23 and 28%, respectively, effective as from July 1, 2008.

That represented to a two-fold non-compliance with the Memorandum of Agreement. Firstable, because the adjustment was not applied from the beginning of each of the six-month period elapsed and the adjustment percentage provided did not reflect the actual cost variations occurring between December 2004 and December 2009.

Therefore, presentations were filed with the ENRE to determine the rate of adjustment currently collected by the companies based on the variations of costs incurred as of September 30, 2010, in their exact magnitude and impact. To date, the companies Transener y Transba have had no reply and it is expected to continue with their judicial claims.

To date, the companies have not received any answers from regulatory authorities; however, they will continue filing complaints with the respective courts of law.

In a scenario characterized by international financial instability, the companies under common control Transener and Transba are aware of the fact that general credit limitations and the absence of clear and sustainable regulations threaten private investment in the development of different sectors requiring intensive investment. Even though certain international liquidity is focusing on investments in emerging markets and Argentina has remarkably improved its profile, constant regulatory ambiguities in our activity are a hinder for long-term private investment.

In the current scenario, there is an outstanding flow of public investments in the electricity generation and transmission market (Federal Plan), which has allowed the controlled companies to play a fundamental role in work supervision and future line operation and maintenance. However, the activity growth should be further consolidated with proper rates charts, and failure to recognize current costs pose a threat to this objective, even though its resolution only involves the execution of agreements entered into with the licensor in 2005, which result in an insignificant impact on our service users.

Even though there has been great regulatory uncertainty in the latest years, which has had an inexorable impact on Transener and Transba results, the characteristics of its business, the strong effort for constant improvement, the economic importance of its business activity and the confidence in a possible resolution of the different income improvement claims allow for keeping reasonable expectations in the future.

Distribution

Tariff situation

The Executive Branch, in the exercise of the powers granted by Section 99 of the Argentine Constitution and Law No. 25,561 and yours modify and complementary, proceeded to ratify the Agreement Minutes signed on February 13, 2006 within the framework of the renegotiation of the Utility contracts through Decree No. 1,957/06 published in the Official Gazette on January 8, 2007.

The above Agreement Minutes contain the terms and conditions which, once the other procedures provided for in that instrument has been performed, constitute the basis that will allow the Comprehensive Renegotiation of the Concession Utility Contract between the Executive Branch and this concessionaire for the distribution and selling of electricity in federal jurisdiction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (CONTINUED)

The execution of the agreement begins the process of adjustment of the concession agreement as a means of overcoming the effects of the public emergency status, freezing and “pesification” of tariffs established by Law No. 25,561. The Agreement establishes a transitional period and the later comprehensive renegotiation of the agreement through a Comprehensive Tariff Review process. The agreement contemplates in the immediate, within the transitional period: 1) an increase of the added distribution value (“VAD”) of 23%, retroactive at November 1, 2005, which will not apply to household customers; 2) an additional amount of 5% destined to certain works; 3) a system of installment settlement of unpaid fines; 4) the beginning of the Comprehensive Tariff Review process, in charge of the ENRE. This review will be the one that finally restructures the Concession Contract of Edenor; 5) the coming into force of a differential service quality regime for the duration of the transitional period; 6) the suspension of the complaints filed before the International Centre for Settlement of Investment Disputes (ICSID) during the “transitional period” and the final waiving of these once the comprehensive tariff review is finished. This suspension also includes that of any proceedings before national or international courts, filed by the company and/or its shareholders against the Argentine National Government as a consequence of the public emergency declared by Law No. 25,561, as well as the commitment not to start any proceedings before national or foreign courts against the National Government as a consequence of that emergency. Regarding EASA, it establishes the obligation to extend the surety for the foreclosure of the pledge to the class A shares it has in Edenor in favor of the National Government for any non-fulfillment of the Agreement Minutes by EASA or by Edenor itself.

The new tariff system resulting from the comprehensive tariff review process will be effective for five years and its final determination will be the responsibility of the ENRE pursuant to the provisions of Law No. 24,065.

On April 30, 2007, Resolution No. 434/07 of the Secretariat of Energy was published in the Official Gazette, through which a new contract transition period was established under the terms of the Renegotiation Agreement Minutes signed on February 13, 2006. This period covers from January 6, 2002 and the date the tariff schedule resulting from the Comprehensive Tariff Review becomes effective.

On July 30, 2008, the ES issued Resolution No. 865/08 amending Resolution No. 434/07 designating February 2009 as the date on which the tariff schedule resulting from the RTI shall become effective. As of the issuance date of these financial statements, there has been no definition as to when the tariff schedule resulting from the RTI would become effective, scheduled for February 1, 2009.

On October 4, 2007, Resolution No. 1,037/2007 of the Secretariat of Energy was published in the Official Gazette, which establishes that the amounts paid by EDENOR for the Quarterly Adjustment Index (“CAT”) sets forth by Section 1 of Law No.25,957 and the amounts corresponding to the Cost Monitoring Mechanism (“MMC”) be deducted from the funds resulting from the difference between collection of the additional charges derived from the application of the Good Use of Electricity Programme (PUREE) and the payment of bonuses to users under such Programme, until their transfer to the tariff is approved. In addition, the above Resolution sets forth that the adjustment for the MMC for the May 2006 – April 2007 period effective as from May 1, 2007 amounts to 9.63%.

Additionally, on October 25, 2007, Resolution No. 710/07 of the ENRE was passed, which approves the MMC compensatory procedure sets forth by Resolution No. 1,037/07.

The MMC rate adjustment related to the period May 2006 through April 2007 together with that related to period May 2007 through October 2007 became effective as from July 1, 2008 as provided by Resolution No. 324/08.

By means of Brief No. 1,383 of November 26, 2008, the ES instructed ENRE to consider using funds pending recognition from applying the MMC for the enforcement period May 2007 through October 2007, and to allow that they be deducted from surplus funds derived from applying the Programa de Uso Racional de la Energía Eléctrica (“PUREE”) (rational electric power use program), as previously regulated by Resolution ES No. 1,037/07. The adjustment by MMC for the period May 2007 through October 2007, applicable as from November 1, 2007 is 7.56%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (CONTINUED)

On the other hand, on September 30, 2010, Edenor has filed with ENRE MMC adjustment requests, as detailed below:

Period	MMC Adjustment
November 2007 – April 2008	5.791%
May 2008 – October 2008	5.684%
November 2008 – April 2009	5.068%
May 2009 – October 2009	5.041%
November 2009 – April 2010	7.103%

As of the date of issuance of these financial statements, the approval of the aforementioned adjustments is still pending.

In addition, as of September 30, 2010 and December 31, 2009 liabilities generated by the excess funds deriving from the application of the PUREE, amount to Ps. 442,9 and Ps. 233,3, respectively, and have been disclosed in other non-current liabilities. The increase in liabilities is due to the fact that Edenor was allowed to keep such funds in order to cover the MMC increases not transferred to the tariff.

On the other hand, on July 31, 2008, the ENRE issued Resolution No. 324/08 approving the values of Edenor’s new tariff schedule that contemplates the partial enforcement of adjustments by MMC and passing them on to the rates. Such tariff schedule increases the distribution added value of such company by 17.9% and has been applied to consumption as from July 1, 2008.

As described above, on average, tariffs for final users, depending on their consumption, will be increased by percentages ranging from 0% to 30%.

Furthermore, on October 31, 2008, the ES issued Resolution No. 1,169/08 approving the new seasonal reference prices for energy and power in the WEM. Consequently, ENRE issued Resolution No. 628/08 approving the values of the electricity rate to be applied as from October 1, 2008. Apart from the new seasonal reference prices for energy and power, the aforementioned mentioned rate schedule established passing the ex-post pending adjustments as well as the other items related to WEM. The increase provided by this Resolution is aimed at reducing the Federal State subsidies to the electric sector, and not at increasing Edenor’s value added of distribution.

Regarding those resolutions that implemented the new rate schedule as from October 1, 2008, the Argentine Ombudsman sponsored a complaint against them and against enforcing the PUREE. Consequently, on January 27, 2009, ENRE notified Edenor of a preliminary injunction issued by the Court hearing the case, by which it is ordered to refrain from cutting the electric power supply as a result of nonpayment of bills issued with the rate hike challenged by the Argentine Ombudsman, until a final ruling is issued on the case. The injunction has been appealed by Edenor and the Federal Government. On September 1, 2009, Court Room V of the National Appellate Court in Federal Administrative Matters resolved to confirm the appealed resolution, consequently, the preliminary injunction entered by the trial court remains in place. Edenor filed an “Extraordinary Appeal” against this decision, which was also rejected by the appellate court hearing the case. As a final recourse, on December 7, 2009, Edenor filed with the Argentine Supreme Court a “Complaint for a disallowed appeal”; thus far, the highest court has not entered any ruling on this matter. On July1, 2009, Edenor was serviced notice of the action under the proceedings by the ombudsman “Defensor del Pueblo de la Nación c/ E.N Res. N° 1,169 y Otros s/ proceso de conocimiento” [ombudsman vs. E.N Res. No. 1,169 et al in re: test case] which was answered in due time and manner. On November 27, 2009, and within the framework of this case, the hearing court resolved to reject the summons of the CAMMESA as a third-party defendant, requested by Edenor and Edelap S.A., resolution that was questioned by an appeal against it, which as of the date of these financial statements, has not been granted.

On August 14, 2009, the ES issued Resolution No. 652/09 establishing the suspension of reference market prices of energy set forth in sections 6, 7 and 8, Resolution No. 1,169/08 and established new values for the periods June-July 2009 and August-September 2009, reinstating the partial grants to the electricity generation sector. Furthermore, reference market prices of energy remained unsubsidized on the market for June and July 2009 and for the quarter August-October 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (CONTINUED)

Consequently, on August 18, 2009, Edenor was notified of ENRE Resolution No. 433/09, by which the Rate Schedule values were approved and became effective as from billing those periods starting as from June 1 and August 1, 2009, respectively. Additionally, the values of the Rate Schedule with unsubsidized full tariffs were approved to become effective as from July 1, 2009. Such resolution instructed the distributors to issue new bills consumption of users subject to this last act under ENRE Resolution No. 628/08.

On September 29, 2009, Edenor was notified of ENRE Resolution No. 469/09, by which ENRE approved the values of the electricity rate schedule, with unsubsidized full tariffs effective as provided by section 7, ES Resolution No. 652/09.

Furthermore, by Resolution No. 347/10, the ES approved the winter scheduling for the WEM for the period May 1 – October 31, 2010. In the reasons supporting such resolution, the ES also stated that it considered it necessary that the seasonal prices to be paid by the customers of distribution companies should take into account not only the situation existing in such seasonal period but also the payment capacity of the different social classes included in the residential category of the electricity rate schedules of the referred to distribution companies. Therefore, considering the level of electricity consumption during winter and with the aim of not negatively affecting user payment capacity, the ES resolved to suspend the application of sections 6, 7, and 8 of its Resolution No. 1169/08 from June 1, 2010 to September 30, 2010. It must be pointed out that this situation had already been contemplated by the ES in 2009 in its Resolution No. 652/09, which gave rise to the issuance of Resolution No. 433/09 of the ENRE.

As a consequence of the aforementioned Resolution No. 347/10 of the ES, on May 21, 2010 Edenor was notified of Resolution No. 294/2010 of the ENRE, which approved the values of the Edenor’s Electricity Rate Schedule included in Appendix I of such Regulatory Authority’s Resolution No. 433/09, applicable to consumption recorded from midnight June 1, 2010.

Furthermore, on July 23, 2010, Edenor was notified of Resolution No. 421/10 of the ENRE, which approved the values of the Edenor’s Electricity Rate Schedule included in Appendix IV of such Regulatory Authority’s Resolution No. 433/09, applicable to consumption recorded from midnight August 1, 2010.

On October 26, 2009, Edenor was notified of the complaint “CONSUMIDORES LIBRES COOP. LTADA. DE PROVISIÓN DE SERVICIOS DE ACCIÓN COMUNITARIA c/ e.n. - Secretaria de Energía de la Nación - ENRE. s/ proceso de conocimiento” filed with the consumers’ associations, by which the Federal State, ENRE, Edesur, Edelap and Edenor are sued. Such complaint is lodged at the Federal Trial Court for Contentious and Administrative Matters No. 8.

The complaint hinges among others, on these main points: a) declaring null and unconstitutional the last rate resolutions issued by ENRE and the Energy Department and refund of amounts billed thereunder; b) obligation of defendants to carry out the RTI; c) null and unconstitutional of ES resolutions extending the transition term of the Memorandum of Agreement; d) order the defendants to carry out the sale process through an international public bidding of class “A” shares for considering the Concession agreement management period ended; and f) null and unconstitutional the resolutions extending the managements periods contemplated in the Concession Agreement.

It was also requested that a preliminary injunction be issued with the aim of suspending the rate hikes established by the challenged resolutions and in a subsidiary manner, issuing new hikes outside the framework of the comprehensive rate review process. The complaint was answered by Edenor and to date, the hearing court has entered no ruling in such connection.

As indicated above, challenged rate hikes except for that granted by ENRE  Resolution No. 324/08, do not have a direct impact on the added value distribution, but there are hikes that are passed on the rate those increased generation costs provided by the concession awarding authority. These generation hikes work for Edenor within the pass-through mechanism in the tariff.

As regards to the beginning of the RTI process, ENRE has started it and on November 12, 2009, Edenor submitted a revenues requirement proposal for the new period justifying the grounds and criteria of such request.

In turn, the share selling process should take place once the five-yearly rate period beginning after completing the RTI has concluded as provided by ENRE Resolution No. 467/07. Additionally, Edenor’s controlling shareholder, Electricidad Argentina S.A., is authorized to present as bidder in such process and should it be a winning bid, it shall not be necessary that this company makes any disbursement to maintain Edenor’s control.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (CONTINUED)

Within the contemplated legal time period, Edenor answered the complaint rejecting all its terms and requesting that a summons be served upon CAMMESA as a third-party defendant. The remaining co-defendants, except the National State, have already answered the notice of the complaint served upon them. As at this financial statements' closing date, the hearing Court has not issued a decision on the motion for issuing of summons as a third party to CAMMESA requested by Edenor.

Furthermore, on March 31, 2010, notice of the complaint “CONSUMIDORES FINANCIEROS ASOCIACIÓN CIVIL PARA SU DEFENSA vs. EDENOR S.A – EDESUR S.A for BREACH OF CONTRACT” – National Court of Original Jurisdiction in Federal Administrative Matters No. 2 – Clerk’s Office No. 15, was served upon the Company.

The remedies sought in the complaint are as follow: a) Reimbursement of the VAT percentage paid on the illegally “widened” taxable basis due to the incorporation of a concept (National Fund of Electricity - FNEE) on which no VAT had been paid by the defendants when CAMMESA invoiced them the electricity purchased for distribution purposes; b) reimbursement of part of the administrative surcharge on “second due date”, in those cases in which payment was made within the time period authorized for such second deadline (14 days) but without distinguishing the effective day of payment; and c) application of the “borrowing rate” in case of customer delay in complying with payment obligation, in accordance with the provisions of Law No. 26,361.

On April 22, 2010, the Company answered the complaint and filed a motion to dismiss for lack of standing, requesting, at such opportunity, that a summons be served upon the Federal Government, the Argentine tax authorities (“AFIP”) and the ENRE as third-party defendants. These pleadings were made available to the plaintiff. Having this procedural step been complied with, as from June 16, 2010 the proceedings are yet to be resolved.

NOTE 8.  RESTRICTED ASSETS, LIMITATION ON THE TRANSFERABILITY OF SHARES AND OBLIGATIONS ASSUMED

Inversora Nihuiles

Pursuant to point 12.13 of Chapter XII of the Terms and Conditions for the sale of 51% of Hidroeléctrica Nihuiles capital stock, Class B shares are of free availability and their transfer by public offering shall be mandatory once the Government of the Province of Mendoza has transferred its Class C shares to retail investors resident of the Province of Mendoza. The Government of the Province of Mendoza has not performed any transfer of the Class C shares to retail investors resident in the Province of Mendoza.

Furthermore, it is established that the concessionaire should take the necessary measures for the Company to list its securities on the Stock Exchange.

Transener and Transba

Restricted assets

The concession contract prohibits the concessionaire from placing a lien, mortgage or any other collateral in favor of third parties on assets destined to the rendering of the National High-Voltage Electricity Public Transmission Service in the case of Transener and the Provincial Electricity Public Transmission Service in the case of Transba, notwithstanding the free availability of those assets becoming unsuitable for that purpose in the future according to the ENRE criteria.

Limitation on the transferability of shares

Citelec may not modify its interest or sell its Class A shares in Transener without the prior authorization of the ENRE. Also, Transener may not modify or sell its interest in Transba without the prior authorization of that agency.

As set forth in the concession contract, Citelec with respect to Transener, and Transener with respect to Transba, have created a pledge in favor of the National State on all the Class A shares, as security for compliance with obligations assumed. The awardees Citelec and Transener shall increase the amount of the guarantee by creating a pledge on the Class A shares they purchase in the future as a result of new capital contributions made by them or the capitalization of profits and/or capital adjustment balances, and any successive transfers of the majority Class A shares shall be made with those pledges.

In addition, the corporate by-laws of those companies also forbid the creation of pledges or any other lien on those Class A shares, except in the cases mentioned in the concession contract.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 8.  (CONTINUED)

Edenor

Limitation on the transferability of shares

In accordance with the corporate by-laws, the holders of Class A shares may transfer their shares with the prior approval of the ENRE, which will adopt a resolution within 90 days. Otherwise, the request will be deemed to have been approved.

Furthermore, Caja de Valores S.A., responsible for keeping a record of these shares, is entitled (as set forth in the corporate by-laws) to reject all such entries which are not, at its discretion, in compliance with the regulations on transfers of ordinary shares included in (i) the Argentine Business Organizations Law, (ii) the concession contract and (iii) the corporate by-laws.

In turn, Class A shares shall be pledged over the life of the concession, as security for compliance with the obligations assumed under the concession contract.

In addition, the Company must be the beneficial owner of the Class 2 Corporate Bonds and, as stated in the register, of at least 51% of the voting and outstanding shares in Edenor.

Section ten of the Adjustment Agreement executed with the Grantor of the Concession and ratified by Decree 1,957/06 provides that from its effective date to the expiration of the Contractual Transition period, the shareholders who own the Majority Shares may not modify their equity interests or sell their shares.

Restrictions on the distribution of retained earnings

As from the restructuring of the financial debt, Edenor was not allowed to distribute dividends until April 24, 2008, or the Leverage Ratio is lower than 2.5. As from that moment, it may distribute dividends only in certain circumstances depending on its indebtedness ratio.

Loma de La Lata

As of September 30, 2010 and December 31, 2009 short-term and long-term investments balances include current bank accounts and guarantee trusts for a total amount of Ps. 65,395,584 and Ps. 111,960,474, respectively, which are restricted by virtue of certain guarantees of the payments of interests of obligations, both in relation with the construction agreements in connection with the Project.

Pampa Inversiones

As of September 30, 2010, the current investments of Pampa Inversiones include shares and/or ADRs and private debt securities pledged to secure financial loans for an aggregate amount equivalent to Ps. 52,915,615.

NOTE 9.  FINANCIAL TRUST AGREEMENT

On September 30, 2008, Edenor executed an irrevocable and discretional trust agreement with Macro Bank Limited. By organizing the trust, Edenor assigns the management of certain liquid assets for an initial amount of up to US$ 24 million, which will be subject to the trust. Such agreement was executed for 20 years.

On September 3, 2009, the financial trust was dissolved, giving rise to its liquidation and transferring its assets to Edenor.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10.  ACQUISITIONS and DISPOSITIONS

Acquisition of own shares from Edenor

As a result of the two own share acquisition processes, Edenor acquired, in the fiscal year 2008, 9,412,500 Class B shares with a face value of Ps. 1 per share, at an acquisition cost of Ps. 6,1 million. On March 17, 2009, concluded the process established to repurchase its own shares on the market under the terms and conditions filed by Edenor.

Acquisition of an additional interest in Edenor

As of September 30, 2010, Pampa Inversiones holds 18,567,543 ordinary class B shares issued by Edenor and 1,557,579 ADRs (equivalent to 31,151,580 shares), acquired in various market transactions, equivalent to 5.54% interest in Edenor´s common stock. The Company has considered such interest as current temporary investments and consequently it was classified as short-term investments in the consolidated balance sheet.

Sale of interest in Ingentis

On July 16, 2010, the controlled company Inversora Ingentis accepted an irrevocable offer for the purchase of shares whereby it sold to Petrominera Chubut S.E., 33,397,500 Ingentis shares representing 10.95% of its capital stock and voting rights.

The price amounted to Ps. 33.4 million. 50% of the price was paid by the purchaser upon the transaction’s closing date; the balance, amounting to US$ 4.2 million, will be paid in 24 monthly installments bearing the agreed interest, with an initial six-month grace period. Said financing is guaranteed with a pledge on all shares subject-matter of the transaction.

Furthermore, the offer sets forth that Ingentis S.A. shareholders participating in the purchase will use their best efforts to agree on a capital decrease in Ingentis S.A. with the Province of Chubut aiming to cancel Inversora Ingentis interest in said company. Said capital decrease would result in the distribution of certain assets held by Ingentis S.A., allowing each of the shareholders to develop their own projects on an independent basis.

Investment project for oil and gas production

On January 21, 2009, the Company constituted Petrolera Pampa, and directly and indirectly controls 100% of the capital stock of Petrolera Pampa.

At present, the Company is developing several investment projects mainly related to the development of new gas areas, among which we can highlight the following:

i. On November 19, 2009, Petrolera Pampa accepted an offer to carry out an investment agreement in the exploitation concessioned to YPF S.A. area known as “Rincón de Mangrullo” (Province of Neuquén), by means of this agreement Petrolera Pampa shall make investments for up to US$ 29,000,000 receiving in return the right for over 50% of oil and gas production and the option to acquire a portion or the entire natural gas production entitled to YPF under its interest in the area.

ii. On August 5, 2010, Petrolera Pampa signed a letter of intent with Apache S.R.L. (“Apache”) to carry out a joint exploitation of the areas known as “Anticlinal Campamento and Estación Fernandez Oro” (Province of Neuquén and Province of Río Negro) with an estimated investment by Petrolera Pampa of US$ 18 million (15% of the total amount to be invested), in exchange for a proportional part on an estimated production of 700,000 m3/day of non-conventional natural gas. Additionally, Petrolera Pampa signed an irrevocable offer to purchase 800,000 m3/day of Gas Plus to Apache during three years for a price of US$ 5.00/MMBtu.

The fulfillment of these agreements and the prospective exercise of the options mentioned ut-supra will allow for the supply of approximately 71% of the natural gas consumption of  Central Térmica Loma de la Lata.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10.  (CONTINUED)

Additionally, Petrolera Pampa is considering another two investment projects in oil and gas, namely:

- one with Rovella Carranza S.A. that will ensure the acquisition by an assignment of 50% of the participation in the exploration area of Senillosa (Province of Neuquén);

- another one with Petrolera Piedra del Aguila S.A. that will ensure the acquisition by an assignment of 100% of the ownership and other rights over the areas known as Los Leones, Picún Leufu Sur, Ramos Mexia and Umbral.

In consideration for these assignments, Petrolera Pampa undertakes to make an investment of approximately US$ 4.5 million to comply with the first work stage in both projects.

It should be noted these agreements are subject to the fulfillment of certain conditions precedent.

Incorporation of Inversora Ingentis

On August 6, 2007 the Company signed an agreement with Emgasud S.A. (“Emgasud”) for the construction of a power plant fueled by natural gas through the installation of two natural gas turbine-generators with a capacity combined of approximately 205.8 MW of power. This project will be carried out by Ingentis whose capital is comprised 39% by the Province of Chubut and 61% by Inversora Ingentis.

Inversora Ingentis Shareholders’ Meeting held on October 11, 2007 increased the capital stock of Inversora Ingentis to Ps.125,020,000, represented by 12,510,000 class A common stock held by Emgasud, 12,510,000 class B common stock held by its subsidiary, Pampa Inversiones, 50,000,000 non-voting preferred stock held by Pampa Inversiones and 50,000,000 non-voting preferred stock held by the Company.

On May 13, 2008, the Ordinary Shareholders’ Meeting of Inversora Ingentis S.A. approved a new capital increase of Ps 62,500,000, by issuing 31,250,000 Class “A” of common stock subscribed by Emgasud and 31,250,000 Class “B” shares of common stock subscribed by the Company.

On October 2, 2008, the Company and Pampa Inversiones executed a share purchase agreement by which they would transfer and sell to Emgasud all their shares (the “Shares”) in Inversora Ingentis for a price of US$ 51,000,000 (the “Price”), with all the rights and obligations that holding such shares implied, as well as the rights to receive shares from Inversora Ingentis, or any asset, money or right, resulting from capitalizing, converting or returning revocable or irrevocable contributions, loans or any type of capital contribution in cash or in kind, made by the Company or Pampa Inversiones (the “Purchase Agreement”).

To secure compliance with their obligations, the parties executed a trust and security deposit agreement (the “Trust Agreement”) with Deutsche Bank S.A. (the “Trustee”) transferring the trust property of all its shares in Inversora Ingentis. Likewise, Emgasud transferred as a deposit to the Trustee a promissory note issued in favor of the Company for US$ 3,000,000 (the “Promissory Note”). As established in the Trust Agreement the parties should have complied with their respective obligations under the Purchase agreement by January 5, 2009. However, Emgasud did not pay the price of the Shares as provided in the Purchase Agreement, the Trustee: (i) transferred Inversora Ingentis shares held by Emgasud to the Company, (ii) transferred the Shares to the Company, and (iii) delivered the Promissory Note to the Company.

Consequently, the Company directly and indirectly controls 100% of the capital stock of Inversora Ingentis S.A., which own 61% of the shares of Ingentis, hence the Province of Chubut is the owner of the remaining 39%.

For this transaction, the Company has discontinued the consolidation proportional to the investment in such company to consolidate it line by line in its consolidated financial statements.

Considering that the acquisition cost was lower than the amount of net assets identified upon the purchase, the Company recognized a negative goodwill of Ps. 23,422,864 related to the portion attributable to identified nonmonetary assets.

On December 30, 2009, the Company and Pampa Inversiones entered into an agreement to purchase Inversora Ingentis’s shares by which the latter transfers the ownership of 9,515,000 book entry shares of preferred stock of Inversora Ingentis for a face value of Ps. 1 each, without voting rights. The purchase price was agreed upon at US$ 2,500,000 and it is related to the estimated market value for such shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10.  (CONTINUED)

Acquisition of controlling interest in Edenor

On September 28, 2007, the Company purchased 100% of the capital stock of DESA and IEASA, companies that jointly hold 100% of the capital stock of EASA, a company holding 51% of the capital stock and voting rights of Edenor, issuing 480,194,242 shares of common stock with Ps. 1 face value at Ps. 1.61 (US$ 0.83) per share.

As part of the agreement, each of DESA and IEASA selling shareholders agreed not to sell, directly or indirectly, more than 10% per month of the Company’s shares received as a result of the transaction during 120 days after its closing. The selling shareholders might also have the right to partly or fully sell the Company’s shares received as a result of the transaction, together with future share issues by the Company, and request the Company’s support to place those shares through a public or private offering, provided that in both cases the selling shareholders sell at least 60 million shares in the Company.

NOTE 11. RECOVERY OF THE STREET LIGHTING AND CLEANING AND WASTE REMOVAL ASSESSMENT (“ABL”)

The Company carried a current liability for the unpaid ABL generated by a property that the Company transferred to its affiliate PRESA in December 2007 and that was originated due to a tax valuation carried out by the Buenos Aires City (“GCBA”) that the Company challenged in court.

In September 2003, the Company filed a case seeking to: i) challenge the tax valuation, ii) seek the annulment of this valuation and iii) establish by a court-ordered procedure the property valuation to apply it retroactively to October 30, 2001, date on which the tax valuation was challenged in administrative courts.

The court hearing the case allowed the tax valuation challenge brought forward by the Company and declared the annulment of the DGR’s (Buenos Aires tax office) that established the new tax valuation.

In March 2010, once the various court stages concluded, the Buenos Aires City determined a new tax valuation complying with the court resolution and issued debt slips for 1998 through 2010 which were settled in time and manner.

As regards the installments related to the 1994-1997 period, Buenos Aires City reported to the court case that such period compensated because upon booking a valuation lower than that issued before, payments made by the taxpayer for ABL for those years were computed as credits.

As a result of this determination, the Company registered an income of Ps. 7,574,873 included in “Other expenses, net” in the Statement of Operation.

NOTE 12.  Common stock

At September 30, 2010  the Company had 1, 314,310,895 of book-entry shares with a par value of Ps. 1 each and entitled to 1 vote per share.

On September 8, 2008, the Company’s Board of Directors resolved to establish the terms and conditions to acquire shares issued by the Company for up to US$ 30,000,000, for 120 running days, up to a maximum amount to be invested of 10% of the Company’s common stock and at a price between Ps. 1.10 and Ps. 1.70 per share. The Company’s Board of Directors considered that this transaction guarded over the shareholders’ best interests given the strong impact underwent by the listed price of local shares due to the international macroeconomic context, which by the repurchase would increase their interests in the Company's strategic assets.

Considering the approved OPAs, as of December 31, 2009, the Company acquired 211,883,347 Class A shares, with a face value of Ps. 1 per share, at an acquisition average cost of Ps. 0.97 per share totalizing Ps. 205,479,339, which is disclosed as a deduction of retained earnings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 12.  (CONTINUED)

Due to the previously mentioned acquisitions, the Company exceeded the limit of treasury stock, established at 10% of its capital stock as provided by Section 68, Law No. 17,811 (as revised by Decree No. 677/01). This limit has been temporarily suspended by CNV considering the gravity and exceptionality of the current situation upon issuing General Resolutions Nos. 535/08, 546/08, 550/09 and 553/09 until June 30, 2009. Under that circumstance, as from June 30, 2009, the Company has not acquired additional shares of its own.

Regarding to treasury stock, the Company’s Board of Directors resolved to request to regulators the authorization to reduce its common stock by up to the amount of 211,883,347 registered shares, which was granted on March 8, 2010.

On April 23, 2010, the Ordinary Shareholders’ Meeting approved to reduce the capital stock by cancelling the previously mentioned treasury stock. This decision has been reflected accordingly in the Statement of Shareholder’s Equity, which has been approved by the CNV on September 13, 2010.

NOTE 13.  profit distributions

Legal Reserve

In accordance with the Argentine Commercial Companies Law, 5% of the net profit for the year calculated in accordance with Argentine GAAP must be appropriated to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

Dividends

In accordance with Law No. 25,063, dividends distributed in cash or in kind, in excess of accumulated tax profits at the end of the year immediately before the date of payment or distribution, will be subject to a 35% income tax withholding in a single and final payment. The balance of accumulated accounting profits at December 31, 1997, less dividends paid plus tax profits calculated as from January 1, 1998 are considered accumulated tax profits for the purposes of this tax.

Dividends in advance

To preserve the Company’s equity and mainly guard over the equitable treatment among shareholders, the Company has decided to implement a mechanism considered to be effective and efficient consisting in anticipating dividends which will compensate personal assets tax required to pay over tax authorities in its capacity of substitute taxpayer for such tax.

Therefore, on December 18, 2009, the Company’s Board of Directors resolved to anticipate dividends in cash under the terms of Argentine Commercial Companies Law for Ps. 18,314,331 (which net of dividends related to own shares amounted to Ps.15,771,731), which is equivalent to 0.012% to the face value of each outstanding share and whose ratification will be submitted to the next Shareholders’ Meeting. The payment of dividends in advance was made on March 26, 2010, date on which the value obtained by the equity method was known and based on which personal assets tax should be paid.

On April 23, 2010, the Ordinary Shareholders’ Meeting ratified this dividend.

NOTE 14.  OPPORTUNITIES ASSIGNMENT AGREEMENT - PURCHASE OPTIONS

As approved by the Shareholders’ Meeting of September 16, 2006, on September 27, 2006 the Company signed an Opportunities Assignment Agreement, whereby certain executives were committed to provide the Company with potential business opportunities encompassed by the Company’s investment guidelines, exceeding US$ 5 million. In consideration, the Company granted to those executives purchase options for up to 20% of capital, by virtue of the purchase option agreements signed with such executives.

CNV, through Resolution No. 15,447 dated August 17, 2006, approved the issuance of the purchase options representing 20% of the Company’s capital stock, conditioning that authorization to certain actions that were fulfilled on October 9, 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 14.  (CONTINUED)

The Opportunities Assignment and Purchase Option agreements were modified by means of the agreements of September 28, 2007 and June 6, 2008, to the effects of: (i) reduce the rights of the executives under the purchase options, waiving their right to subscribe whenever the Company’s capital is increased an additional number of common stock which allows them at any time hold 20% of the capital stock of the Company, as established in the purchase option agreements; and (ii) provide that the 20% limit, applicable to the transfer of purchase options that had not become exercisable stock options in favor of transferees of unexercised stock options shall not apply with respect to any legal entity that is controlled in a 100% by an executive.

For the original agreement and subsequent amendments, the Company issued stock options that grant the right to subscribe a 381,548,560 at different exercise prices. Regarding these options, a compensation expense is recognized ratably over the effective term of the Opportunities Assignment Agreement (consistent with the vesting period), with a credit to an equity reserve. As of September 30, 2009  the equity reserve amounts to Ps. 35,3 million.

On April 16, 2009, in accordance with the resolution of the Ordinary and Extraordinary Shareholders Meeting of April 8, 2009 and the report of the Company’s Audit Committee, the Company and certain of its Executives executed an amendment to the Opportunities Assignment Agreement, which extended the term of the Agreement by five years until September 27, 2014.  In addition, the Company signed a Restated Warrant Agreement with each of the relevant executives amending certain terms of the Warrant Agreements, including the exercise date of the Warrants and the exercise price, which was set at US$ 0.27 per warrant. In accordance with the amendment, one-fifth of each of the Series I, Series II and Series III Warrants may be exercised as from September 28, 2010, 2011, 2012, 2013 and 2014, and will remain in effect for fifteen years from the date of issuance.

Considering that Argentine GAAP does not set forth how the effects of the amendments made to the contracts mentioned above should be recognized in the financial statements, the Company has used the provisions set forth in IFRS and United States Generally Accepted Accounting Principles as a reference framework. To this effect, and according to the provisions of both accounting frameworks, when the amendments increase the market value of the contract, this increase should be recognized in profit and loss in the remaining effective period. The increase in the market value of the contracts should be determined as the difference between the market value of the contract prior and immediately after the amendment. Therefore, this calculation has been carried out following the Black-Scholes valuation model and resulted in Ps. 44.7 million of additional compensation expense.

Since the amendments extended the effective term of the contract to five years, the Company decided to recognize the original cost until September 28, 2009 and as from that moment recognize the additional cost mentioned before in the five-year term from September 29, 2009 to September 28, 2014.

Additionally, on August 3, 2009, the Company received a communication from the Executives by which they stated that aiming to emphasizing even more their commitment with the Company’s sustained growth, each of them has personally and irrevocably waived their right to exercise any option accrued in their favor (or their transferees) and to receive Company shares of common stock underlying such options before September 28, 2013. Consequently, none of the Executives will exercise options accrued and received through September 28, 2012, before September 28, 2013.

As of September 30, 2010 the equity reserve amounts to Ps. 44,245,366.

NOTE 15.  commitments and contingencies

CTG tax dispute

Pursuant to Decree No. 571/00, the Argentine government decreed that companies in the process of privatization would be exempt from the asset tax. Accordingly, a resolution by the Argentine tax authority was issued in favor of CTG recognizing that it was entitled to such exemption. However, on May 9, 2005, the Argentine tax authority revoked such resolution claiming that CTG was no longer in the process of privatization. On June 9, 2005, as per CTG’s request, the relevant court in Argentina granted a suspension of the resolution revoking the exemption. Although the Argentine tax authority contested such suspension, the suspension of the revocation of CTG’ tax exemption was upheld on November 9, 2005. On July 31, 2007, the Argentine tax authority issued a new decision rejecting Güemes’s appeal and confirming the resolution of the revoking exemption. On August 22, 2007, CTG filed a judicial action challenging this tax resolution and requesting that the court suspend the resolution, thereby preventing the Argentine tax authority from carrying out any attachment or other executive measures until a final judgment has been entered. The Argentine tax authority has appealed such suspension and the litigation proceeding is still ongoing as of the date of this registration statement. In the event that this matter is resolved against CTG, CTG could be forced to pay the unpaid tax amounts claimed by the Argentine tax authority, plus accrued interest, penalties and other costs and expenses (including legal fees).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 15.  (CONTINUED)

The Company based on its legal and tax advisors considers that there are solid grounds to defend its original position as to the exemption to pay asset tax. The Company has however decided to adhere to the new Tax Regularization System – Law No. 26,476, which will allow among other the following benefits: (i) rebating interest; (ii) remitting fines; (iii) exonerating from any criminal tax case that may derive from periods that have been settled; (iv) taking capital that has been settled for payments towards the next income tax return, reducing the financial tie-up, and; (v) deducting compensatory interest arising from adhering to the income tax amnesty related to the 2009 fiscal year.

Law No. 26,476 established a tax regularization program whose general terms are:

-  Remission of fines and sanctions not already imposed upon adhering to the program;

-  Remission of compensatory and punitive interest on the amount exceeding by 30% the capital owed;

-  6% payment towards the amount owed upon adhering to the program;

-  The resulting amount in up to 120 monthly installments bearing interest at 0.75% per month.

-  30% to 50% reduction in tax agents' and tax authority representatives’ fees.

CTG has decided to adhere to such program recognizing a liability of Ps. 17,1 million, which was paid in May 2009. In this relation, CTG recorded a tax on asset credit of Ps.11,9 million and an interest expense of Ps. 5,2.million As of December 31, 2009, Ps. 10,2 million of this credit was used compensating 2008 income tax obligations and the remaining Ps. 1,6 million is included in other current receivables.

Edenor tax complaints

On December 1, 2003, the Provincial Board of Electric Power of the Province of Buenos Aires initiated a complaint against Edenor in the amount of Ps. 51,2 million, which does not include surcharges, interest or penalties accrued in respect of this amount after the date of the complaint. At December 31, 2003, the amount of surcharges and interest accrued on the complaint, including applied penalties, was Ps. 310 million. In addition, on April 23, 2007, the Board notified Edenor of an additional complaint for Ps. 4,0 million, without including surcharges, interest or penalties accrued. The complaints are based on an alleged failure to collect, as collection agent, in respect of certain taxes established by Decree Nos. 7,290/67 and 9,038/78 between July 1997 and June 2001 and between July 2001 and June 2002, respectively. On December 23, 2003, Edenor filed an appeal of the Board’s decision with the provincial Tax Court of Appeals of La Plata, and enforcement of the judgment was suspended pending the outcome of the appeal. On June 14, 2007, the Court granted Edenor’s appeal and rejected the Board’s tax complaint against Edenor. On June 27, 2007 the provincial Tax Court of Appeals of Buenos Aires rendered a favorable decision in relation to Edenor’s appeal. This decision reaffirms a recent decision by the Supreme Court of the Republic of Argentina in an unrelated case that held that the regulations were unconstitutional due to the commitment assumed by the Province of Buenos Aires to not tax the transfer of electric power. No provision has been recognized in this connection.

The Argentine federal tax authorities have challenged certain income tax deductions for allowance for doubtful accounts on Edenor’s income tax returns for fiscal years 1996, 1997 and 1998, and have assessed additional taxes of approximately Ps. 9,3 million. Tax related contingencies are subject to interest charges and, in some cases, fines.  Edenor has appealed the tax authorities’ ruling before the Argentine federal tax court. During the appeal process payment for such complaint is suspended. Edenor has established a provision for contingencies of Ps. 38,8 million, which includes principal and interest, in relation to this complaint. However, during April 2009 and in this connection, Edenor decided to adhere to Law No. 26,476, which reduced the obligation to Ps. 12,1 million and recognized a gain, during the fiscal year 2009, of Ps. 23,4 million, net of fees and costs for the process of withdrawal of the original cause.

Transener legal proceedings

On August 8, 2003, the Argentine Federal Tax Bureau notified Transener of an income tax assessment based on various intercompany loans made between 1998 and 2000, which assessment alleged that such loans included interest rates below standards established under income tax law. Transener appealed the assessment to the Argentine National Tax Court. The complaint amounted to Ps. 7 million, including principal, interest and penalties. No provision has been recognized for this contingency in the financial statements.

On May 17, 2007, a fire in the Ezeiza transformer station resulted in a disruption of the services provided by that station. The services were partially resumed shortly thereafter. In response to that disruption, the ENRE filed charges against Transener alleging certain violations of the quality standards applicable to the transmission services provided by Transener. In response to such charges, Transener has raised a force majeure event defense. Transener recognized a provision for contingencies of approximately Ps. 14,0 million to cover penalties that could derive from such charges. As of December 31, 2009, the service was totally restored.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 15.  (CONTINUED)

Edenor environmental complaints

On May 24, 2005, three of Edenor’s employees were indicted on charges of PCB-related environmental contamination dangerous to human health, which is a crime under Argentine law. In connection with this alleged infraction, the judge ordered a preliminary attachment of Edenor’s assets in the amount of Ps. 150 million to cover the potential cost of damage repair, environmental restoration and court costs. On May 30, 2005, Edenor appealed the charges against its employees as well as the attachment order. On December 15, 2005, the court of appeals dismissed the charges against all three defendants for lack of evidence and, accordingly, vacated the attachment order. The decision by the court of appeals also stated that the trial judge should order the acquittal of two public officers of the ENRE, who had been indicted on related charges. This decision was appealed to the National Criminal Appellate Court (Tribunal de Casación), the highest appellate body for this matter, which on April 5, 2006 ruled that the appeal was not admissible because decisions rendered on grounds of lack of evidence are not reviewable.

On July 16, 2007, Edenor was notified that on July 11, 2007, the trial judge ruled the definitive acquittal for all of the Edenor’s officials and employees that had been indicted. On appeal on March 25, 2008, the First Court of the Federal Circuit of San Martín (Sala I de la Cámara Federal de San Martín) upheld the acquittals and confirmed the finding that there had been insufficient evidence to prove any PCB contamination. This decision was appealed on April 18, 2008 by the Prosecutor’s Office (Ministerio Público) before the First Court of the Federal Circuit of San Martín, which rejected the appeal as well.

The resolution in question was notified to the Prosecutor’s Office on December 29, 2008. Within the contemplated legal time period, the Prosecutor’s Office’s Office filed with National Criminal Appellate Court an “Extraordinary appeal”. The defense has duly answered the notice served. On May 27, 2009, such Court “dismissed the extraordinary appeal filed by the Prosecutor’s Office’s Office” on the grounds that it failed to specifically and reasonably refute the arguments that supported the resolution being appealed, and proved neither the alleged arbitrariness nor the violation of constitutional guaranties. The Prosecutor’s Office’s Office filed an appeal to the Federal Supreme Court requesting that the appeal dismissed by the National Criminal Appellate Court be sustained. On May 26, 2010, the Supreme Court expressly dismissed the appeal. It is worth mentioning that this decision is final and conclusive, accordingly, as soon as notice thereof has been given to all the parties involved, the proceedings will be sent to the court of original jurisdiction (Federal Court of Campana – Criminal Proceedings) for their filing.

Proceedings challenging the renegotiation of Edenor’s concession

In November 2006, two Argentine consumer associations, Asociación Civil por la Igualdad y la Justicia (ACIJ) and Consumidores Libres Cooperativa Limitada de Provisión de Servicios de Acción Comunitaria, brought an action against Edenor and the Argentine government before a federal administrative court seeking to block the ratification of the Adjustment Agreement on the grounds that the approval mechanism was unconstitutional. On March 26, 2007, the federal administrative court dismissed these complaints and ruled in Edenor’s favor on the grounds that the adoption of Executive Decree No. 1,957/06, which ratified the Adjustment Agreement, rendered the action moot. ACIJ appealed this decision on April 12, 2007, and the appeal was decided in Edenor’s favor.

However, on April 14, 2008, ACIJ filed another complaint challenging the procedures utilized by the Argentine Congress in approving the Adjustment Agreement. Specifically, the complaint alleges that Article 4 of Law No. 24,790, which authorized the Congress to tacitly approve agreements negotiated between the Argentine government and public service companies, such as Edenor, violated the congressional procedures established in the Argentine Constitution. ACIJ has requested that the Adjustment Agreement be renegotiated and submitted to Congress for its express approval. Edenor’s response to this complaint is due on or before 2008.

No provision has been accounted for in this connection as the possibility of loss is considered remote.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 16.  segment information

The Company is engaged on the electricity sector, with a participation in the electricity generation, transmission and distribution segments through different legal entities. Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Accordingly, the following business segments have been identified by means of its subsidiaries and based on the nature, customers and risks involved:

Generation: Made up of the direct and indirect equity interest in Central Térmica Loma de la Lata, Hidroeléctrica Los Nihuiles, Hidroeléctrica Diamante, Central Térmica Güemes, Central Piedra Buena, Powerco, Ingentis, Energía Distribuida, Pampa Generación and Lago Escondido and investments in shares in other companies related to the electricity generation sector.

Transmission: Made up of the indirect equity interest in Transener and its subsidiaries.

Distribution: Made up of the indirect equity interest in Edenor.

Holding: Made up of own operations, such as advisory services and financial investments, and investments in real estate and other companies not related to the electricity sector.

The Company manages its segments to the net income (loss) level of reporting.

Below is a table with the information for each segment identified by the Company as of and for the nine-months period ended September 30, 2010 and 2009:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 16.  segment information (continued)

Unaudited Consolidated Statement of Operation information at September 30, 2010

	Generation	Transmission	Distribution	Holding	Eliminations	Consolidated

Sales	1,781,431,570	203,447,245	1,651,950,000	423,272	-	3,637,252,087
Intersegment sales	5,531,257	750,560	-	52,968	(5,289,252)	1,045,533

Total sales	1,786,962,827	204,197,805	1,651,950,000	476,240	(5,289,252)	3,638,297,620
Cost of sales	(1,532,110,288)	(160,208,915)	(1,277,735,188)	(517,507)	1,783,688	(2,968,788,210)

Gross profit	254,852,539	43,988,890	374,214,812	(41,267)	(3,505,564)	669,509,410

Administrative expenses	(85,169,562)	(31,233,620)	(123,665,408)	(22,147,549)	3,465,000	(258,751,139)
Selling expenses	(9,981,656)	-	(139,991,403)	(107,128)	-	(150,080,187)
Amortization of goodwill	(11,429,604)	618,996	(4,150,839)	-	-	(14,961,447)

Operating income (loss)	148,271,717	13,374,266	106,407,162	(22,295,944)	(40,564)	245,716,637

Financial and holding results
Generated by assets	40,237,778	4,158,789	2,196,565	(77,151,113)	(19,361,490)	(49,919,471)
Generated by liabilities	(79,053,080)	(39,329,756)	(125,759,344)	34,982,318	19,402,054	(189,757,808)
Other income and expense	4,716,181	2,296,992	(14,837,450)	4,556,600	-	(3,267,677)
Income (loss) before taxes and minority interest	114,172,596	(19,499,709)	(31,993,067)	(59,908,139)	-	2,771,681
Income tax	(44,630,736)	1,289,795	(7,904,962)	(15,808,137)	-	(67,054,040)
Minority interest	(29,703,487)	10,636,387	1,504,350	-	-	(17,562,750)

Net income (loss) for the period	39,838,373	(7,573,527)	(38,393,679)	(75,716,276)	-	(81,845,109)

Amortization (1)	59,806,089	46,002,782	151,995,712	7,133,834	-	264,938,417

Unaudited Consolidated information as of September 30, 2010

Total Assets	3,956,207,399	995,968,277	5,426,721,867	793,706,899	(1,049,605,047)	10,122,999,395
Total Liabilities	2,174,151,739	545,085,260	3,125,338,234	341,560,933	(1,049,605,047)	5,136,531,119

 (1) Includes amortizations and depreciation of fixed assets, intangible assets and other assets (recognized in cost of sales, administrative expenses and selling expenses), charge for reserve for Directors' options (recognized in administrative expenses) and goodwill amortization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 16.  segment information (continued)

Unaudited Consolidated Statement of Operation information at September 30, 2009

	Generation	Transmission	Distribution	Holding	Eliminations	Consolidated

Sales	1,462,296,651	220,933,708	1,578,245,000	9,227,266	-	3,270,702,625
Intersegment sales	5,400,000	345,458	-	5,289,488	(10,012,227)	1,022,719

Total sales	1,467,696,651	221,279,166	1,578,245,000	14,516,754	(10,012,227)	3,271,725,344
Cost of sales	(1,183,501,670)	(166,399,511)	(1,178,479,574)	(8,193,516)	1,272,874	(2,535,301,397)

Gross profit	284,194,981	54,879,655	399,765,426	6,323,238	(8,739,353)	736,423,947

Administrative expenses	(57,328,002)	(26,813,684)	(106,101,000)	(37,818,815)	8,739,353	(219,322,148)
Selling expenses	(12,681,591)	-	(96,414,000)	(815,593)	-	(109,911,184)
Amortization of goodwill	(11,424,903)	572,549	(4,149,594)	-	-	(15,001,948)

Operating income (loss)	202,760,485	28,638,520	193,100,832	(32,311,170)	-	392,188,667

Financial and holding results
Generated by assets	81,092,644	6,498,233	43,733,000	61,619,180	(16,913,624)	176,029,433
Generated by liabilities	(117,099,461)	(6,164,131)	(147,905,000)	148,073,297	16,913,624	(106,181,671)

Other income and expense	(166,292)	3,280,993	6,585,000	(703,768)	-	8,995,933
Income before taxes and minority interest	166,587,376	32,253,615	95,513,832	176,677,539	-	471,032,362
Income tax	(63,713,046)	(5,354,784)	(62,651,759)	2,252,181	-	(129,467,408)
Minority interest	(33,507,586)	(11,694,466)	(41,665,000)	-	-	(86,867,052)
Net income (loss) for the period	69,366,744	15,204,365	(8,802,927)	178,929,720	-	254,697,902

Amortization (1)	58,970,715	45,418,639	149,052,978	9,535,050	-	262,977,382

Audited Consolidated information as of December 31, 2009

Total Assets	3,282,258,220	990,542,752	5,232,764,443	877,591,880	(820,623,369)	9,562,533,926
Total Liabilities	1,592,783,820	520,352,778	2,863,963,479	340,957,254	(820,623,369)	4,497,433,962

(1) Includes amortizations and depreciation of fixed assets, intangible assets and other assets (recognized in cost of sales, administrative expenses and selling expenses), charge for reserve for Directors' options (recognized in administrative expenses) and goodwill amortization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 17.  DERIVATIVE FINANCIAL INSTRUMENTS

The Company and its subsidiaries have executed transactions with derivative financial instruments seeking to use them as economic instruments to mitigate the risk generated by changes in the US$ exchange rate.

As of September 30, 2010, the Company maintains a consolidated purchasing position of US$ 115 million at the average exercise price of Ps. 4.29 per US$ and with maturities between July 2010 and May 2011. Following the terms of the contracts, the Company and its affiliates have constituted guarantees for Ps. 42,1 million, which are included under “Other receivables” in the balance sheet, net of the resulting balance on account of the valuation of the corresponding derivative financial instruments.

NOTE 18.  LABOR LIABILITIES

The following are the benefits that the Company granted to certain  employees under the existing collective union agreements:

a)        seniority bonus to be granted to personnel with certain number of years of service;

b)       a bonus for all workers having accumulated years of services with contributions to obtain the regular retirement.

Liabilities related to these benefits were determined contemplating all rights accrued by the beneficiaries to the plan until the nine-months period and year ended September 30, 2010 and December 31, 2009, respectively, based on actuarial studies carried out by independent professionals. Such liabilities are included  in “Salaries and social security payable” under current and non-current liabilities.

The breakdown of the variations in obligations from consolidated benefits, recognized in the Statement of operation, as of September 30, 2010 and December 31, 2009 is as follows:

	As of September 30, 2010	As of September 30, 2009
	(Unaudited)	(Audited)

Cost for services	2,643,187	2,891,554
Cost for interest	9,231,161	8,376,747
Amortization of actuarial losses	239,095	1,468,113
Amortization of past service cost	1,604,549	1,058,367
Net cost of the period	13,717,992	13,794,780

Variations in the consolidated labor liabilities as of September 30, 2010 and December 31, 2009 are as follows:

	As of September 30, 2010	As of September 30, 2009
	(Unaudited)	(Audited)

Liability at the beginning of the year	36,741,049	25,763,292
Cost of the period	13,717,992	13,794,780
Unrecognized net actuarial loss	2,829,990	3,251,250
Benefit payments	(5,676,419)	(2,817,026)
Liability at the end of the period	47,612,611	39,992,297

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18.  (CONTINUED)

The actuarial assumptions used were as follows:

	2010	2009

Discount rate	20%	17%
Salaries increase	13%	13%
Inflation	15%	11%

As of September 30,2010 and December 31, 2009, the company and its subsidiaries carried no assets related to pension plans.

NOTE 19.  subsequent events

Acquisition of Edenor´s ordinary shares

From October 1, 2010 and up to the issue of theses financial statements Pampa Inversiones has sold 513,630 ADRs (equivalents to 10,272,600 shares) and 404,688 shares of Edenor in different market transactions. As a consequence of the abovementioned operations, and considering the mentioned in the above paragraph, Pampa Inversiones has increased to 4.35% its participation in Edenor´s common stock.

Issuance and cancellation of Edenor`s Negotiable Obligations

Edenor’s Board of Directors approved the issuance and placement by public offering or exchange of fixed-rate negotiable obligations maturing in 2022 for a nominal value of up to US$ 300 million. Pursuant to the Price Supplement dated September 28, 2010, negotiable obligations may be subscribed:

i.   In cash, at the issuance price determined by Edenor based on the placement and award proceeding, or

ii. in kind, through the delivery of fixed-rate Class 7 Negotiable Obligations maturing in 2017 in exchange for the negotiable obligations based on an exchange ratio..

Simultaneously with the subscription offer and the exchange offer, Edenor made a public offering for the repurchase of Class 7 Negotiable Obligations at a cash repurchase price.

On October 25, 2010 and as a result of the cash subscription offer, Edenor issued negotiable obligations for a nominal value of US$ 140 million. Furthermore, as a result of the exchange offer, Edenor has accepted and exchanged Class 7 Negotiable Obligations for a nominal value of US$ 90.3 million for negotiable obligations maturing in 2022, at a fixed rate of 9.75% and for a nominal value of US$ 90.3 million, US$ 9.5 million of which have been paid in cash, including the payment of accrued and unpaid interest on the Class 7 Negotiable Obligations, and has accepted and purchased Class 7 Negotiable Obligations for a nominal value of US$ 33.6 million, having already paid US$ 35.8 million, including the payment of accrued and unpaid interest on Class 7 Negotiable Obligations. As a result of the repurchase offer and the Class 7 Negotiable Obligations exchange, Edenor cancelled approximately 83.3% of the currently outstanding ones.

New Class 9 Negotiable Obligations amounting to US$ 230.3 million have been issued at par and accrue interest at a fixed rate of 9.75%, payable on a semester basis on October 25 and April 25 each year, the first payment of interest taking place on April 25, 2011 and with an amortization of principal in a single payment in 2022.  Edenor requested that the Negotiable Obligations should be listed on the Buenos Aires Stock Exchange, its admission to the trading system in Mercado Abierto Electrónico S.A., its listing on the Luxembourg Stock Exchange and its admission to the MTF Euro Market, an alternative market to the Luxembourg Stock Exchange.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19.  (CONTINUED)

Edenor will allot the whole amounts resulting from the sale of the negotiable obligations to refinance all or part of its outstanding indebtedness, to afford a capital investment plan and/ or to the payment of working capital.

On October 18, 2010, Edenor cancelled the Class 7 Negotiable Obligations in its portfolio having a nominal value of US$ 65.3 million.

The approximate total nominal value of Class 7 Negotiable Obligations still outstanding after the purchase offer amounts to US$ 24.8 million.

Issuance of VCPs in Central Piedra Buena

Under the Programme for the issuance of securities representing short–term debt (VCPs), on October 22, 2010, CPB issued a new class of VCP for an amount of Ps. 80,000,000 at a rate equal to the BADLAR private rate plus a spread of 3%. The principal amount will be paid in one installment 360 calendar days after the issuance date and interest will be paid quarterly.

The net funds obtained from the placement of those VCPs will be allocated to investments in tangible assets, to the integration of working capital and/or the refinancing of liabilities.

Financing agreements in Pampa Inversiones

i. Financing with Deutsche Bank – Settlement of guarantees

On October 4, 2010, Pampa Inversiones settled 50% of the financing provided by Deutsche Bank, whereby it has delivered in guarantee the securities of its portfolio included in Schedule D, subsection (2). Consequently, the securities subject to the repurchase commitment related to such financing are reduced to $ 21,085,609, and the remaining amount will be kept under the conditions of the original contract.

ii. Structured Repurchase Transaction with Deutsche Bank

On October 21, 2010, Pampa Inversiones entered into a Structured Repurchase Transaction with Deutsche Bank, whereby it has been granted a financing of US$ 30 million, with maturity on April 21, 2011 and interest to be paid quarterly at a LIBOR rate plus a 5.50% spread. As regards this transaction, Pampa Inversiones delivered 78,224,000 corporate bonds issued by Electricidad Argentina S.A. and 22,137,320 corporate bonds issued by Loma La Lata, both from its investment portfolio, which it undertakes to repurchase on the maturity date mentioned before.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20. Other financial statement information

The following tables present additional financial statement disclosures:

a.          Fixed assets, net

b.          Investments

c.          Intangible assets

d.          Other non-current assets

e.          Goodwill

f.           Allowances and provisions

g.          Cost of sales

h.          Foreign currency assets and liabilities

i.           Other expenses

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

a. Fixed assets, net

Account	Original values
	At the beginning of the year	Increases for the period	Increases for acquisition (1)	Disposals	Transfers	At the end of the period

Land	11,168,272	-	-	-	-	11,168,272
Properties	196,317,781	10,399	-	(2,634,000)	3,336,356	197,030,536
High, medium and low voltage lines	2,018,019,063	-	-	(947,000)	110,089,000	2,127,161,063
Substations	821,009,153	-	-	-	33,939,000	854,948,153
Transforming chamber and platforms	479,885,433	-	-	(543,000)	35,675,000	515,017,433
Meters	450,820,000	-	-	-	52,234,000	503,054,000
High-voltage lines	371,349,773	490,716	-	-	899,673	372,740,162
Electricity equipment of transmission	316,574,351	339,806	-	-	11,398,146	328,312,303
Aerial and semi-heavy equipment	10,855,559	31,250	-	-	212,060	11,098,869
Laboratory and maintenance	3,870,938	247,977	-	-	42,721	4,161,636
Generation equipment and machinery	583,204,262	7,033,811	-	(987,830)	3,127,551	592,377,794
Vehicles	23,446,403	1,953,429	-	(337,494)	86,097	25,148,435
Furniture and fixtures and software equipment	53,136,172	3,829,800	-	(43,152)	101,696	57,024,516
Communication equipments	81,447,038	82,253	-	-	2,165,021	83,694,312
Materials and spare parts	93,707,685	16,576,608	-	(5,374,374)	(26,468)	104,883,451
Tools	14,347,209	1,574,244	-	(283,472)	-	15,637,981
Work in progress	947,411,267	495,105,870	-	(29,305,535)	(184,793,863)	1,228,417,739
Work and compulsory work performed	7,533,912	-	-	-	-	7,533,912
Advances to suppliers	436,238,312	6,089,681	-	(116,331,112)	(68,485,990)	257,510,891
Total as of 09.30.10	6,920,342,583	533,365,844	-	(156,786,969)	-	7,296,921,458
Total as of 09.30.09	5,865,316,882	813,512,980	126,689,229	(51,729,486)	-	6,753,789,605

Account	Depreciation				09.30.10	12.31.09
	At the beginning of the year	Disposals	Amount for the period	Accumulated at the end of the period	Net book value (Unaudited)	Net book value (Audited )

Land	-	-	-	-	11,168,272	11,168,272
Properties	(21,273,387)	465,000	(9,756,601)	(30,564,988)	166,465,548	175,044,394
High, medium and low voltage lines	(209,195,374)	570,000	(68,053,595)	(276,678,969)	1,850,482,094	1,808,823,689
Substations	(65,549,901)	-	(24,647,145)	(90,197,046)	764,751,107	755,459,252
Transforming chamber and platforms	(41,621,697)	237,000	(15,433,142)	(56,817,839)	458,199,594	438,263,736
Meters	(59,121,664)	-	(22,372,330)	(81,493,994)	421,560,006	391,698,336
High-voltage lines	(47,653,852)	-	(13,341,619)	(60,995,471)	311,744,691	323,695,921
Electricity equipment of transmission	(36,656,057)	-	(10,842,661)	(47,498,718)	280,813,585	279,918,294
Aerial and semi-heavy equipment	(2,433,414)	-	(339,271)	(2,772,685)	8,326,184	8,422,145
Laboratory and maintenance	(1,612,772)	-	(219,913)	(1,832,685)	2,328,951	2,258,166
Generation equipment and machinery	(81,072,688)	1,291	(25,228,456)	(106,299,853)	486,077,941	502,131,574
Vehicles	(5,964,775)	201,274	(4,182,245)	(9,945,746)	15,202,689	17,481,628
Furniture and fixtures and software equipment	(29,706,091)	42,525	(10,109,677)	(39,773,243)	17,251,273	23,430,081
Communication equipments	(17,071,827)	-	(2,089,723)	(19,161,550)	64,532,762	64,375,211
Materials and spare parts	-	-	-	-	104,883,451	93,707,685
Tools	(6,370,587)	266,056	(1,690,617)	(7,795,148)	7,842,833	7,976,622
Work in progress	-	-	-	-	1,228,417,739	947,411,267
Work and compulsory work performed	(1,535,021)	-	(311,360)	(1,846,381)	5,687,531	5,998,891
Advances to suppliers	-	-	-	-	257,510,891	436,238,312
Total as of 09.30.10	(626,839,107)	1,783,146	(208,618,355)	(833,674,316)	6,463,247,142	6,293,503,476
Total as of 09.30.09	(360,644,794)	3,885,641	(204,996,613)	(561,755,766)	6,192,033,839

(1)       Corresponds to increases of fixed assets for the acquisition of additional interest in Inversora Ingentis and Endisa.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

     b. Investments

	As of September 30, 2010	As of December 31, 2009
	(Unaudited)	(Audited)
Short-term Investments
Time deposits and other securities (1)	31,783,188	151,093,231
Government securities	6,437,038	6,545,605
Corporate securities (2)	199,517,469	121,010,652
Mutual funds	147,736,223	100,104,152
Shares in other companies (3)	96,838,604	69,235,994
Trusts (4)	40,125,633	19,707,602
Total short-term investments	522,438,155	467,697,236

Long-term Investments
Shares in other companies	66,680	78,013,153
Restricted bank accounts (5)	45,331,951	92,252,872
Trusts	33,939,000	-
Other	403,000	408,000
Total long-term investments	79,740,631	170,674,025

(1) Include restricted availability assets for Ps. 9,338,294 and Ps. 100,945,728, as of September 30, 2010 and December 31, 2009, respectively.
(2) Include restricted availability assets for Ps. 42,171,217 as of September 30, 2010.
(3) Include restricted availability assets for Ps. 10,744,398 as of September 30, 2010.
(4) Include restricted availability assets for Ps. 20,063,633 and Ps. 19,707,602 as of September 30, 2010 and December 31, 2009, respectively.
(5) Include restricted availability assets for Ps. 45,331,951 and Ps. 92,252,872 as of September 30, 2010 and December 31, 2009, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

   c. Intangible assets

Main Account	Original values
	At the begining of the year	Increases for the period	Increases for acquisition (1)	Disposals	Transfers	At the end of the period
Concession contract	335,368,056	-	-	-	-	335,368,056
Organization expenses	6,467,908	-	-	(6,438,279)	-	29,629
Trademarks and patents	5,000	-	-	-	-	5,000
Intangibles identificable in acquisitions	24,524,452	-	-	-	-	24,524,452
Total as of 09.30.10	366,365,416	-	-	(6,438,279)	-	359,927,137
Total as of 09.30.09	363,116,648	-	3,219,139	-	-	366,335,787

Main Account	Accumulated depreciation
	At the begining of the year	Amount for the period	Disposals	At the end of the period	Net book value as of 09.30.10 (Unaudited)	Net book value as of 12.31.09 (Audited)
Concession contract	(61,016,498)	-	(14,055,787)	(75,072,285)	260,295,771	274,351,558
Organization expenses	(10,703)	10,703	-	-	29,629	6,457,205
Trademarks and patents	-	-	-	-	5,000	5,000
Intangibles identificable in acquisitions	(7,773,702)	-	(3,544,660)	(11,318,362)	13,206,090	16,750,750
Total as of 09.30.10	(68,800,903)	10,703	(17,600,447)	(86,390,647)	273,536,490	297,564,513
Total as of 09.30.09	(45,998,252)	-	(17,104,662)	(63,102,914)	303,232,873

(1)       Corresponds to increases of intangible assets for the acquisition of additional interest in Inversora Ingentis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

   d. Other non-current assets

Main Account	Original values
	At the begining of the year	Increases for the period	Increases for acquisition	Disposals	Transfers	At the end of the period
Fourth line proyect	186,898,350	-	-	-	-	186,898,350
Total as of 09.30.10	186,898,350	-	-	-	-	186,898,350
Total as of 09.30.09	186,898,350	-	-	-	-	186,898,350

Main Account	Accumulated depreciation
	At the begining of the year	Disposals	Amount for the period	At the end of the period	Net book value as of 09.30.10 (Unaudited)	Net book value as of 12.31.09 (Audited)
Fourth line proyect	(73,879,669)	-	(17,049,154)	(90,928,823)	95,969,527	113,018,681
Total as of 09.30.10	(73,879,669)	-	(17,049,154)	(90,928,823)	95,969,527	113,018,681
Total as of 09.30.09	(51,147,463)	-	(17,049,155)	(68,196,618)	118,701,732

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

e.  goodwill

Main account	Original values	Accumulated amortization	Net book value as of	Net book value as of
			09.30.10	12.31.09
			(Unaudited)	(Audited)
CIESA (1)	183,380,415	(45,805,910)	137,574,505	148,513,848
CTG (2)	(2,171,469)	810,218	(1,361,251)	(1,539,334)
DESA (3)	444,667,068	(16,072,310)	428,594,758	432,612,836
Edenor (3)	(7,654,093)	170,633	(7,483,460)	(7,557,000)
HIDISA (4)	139,289	(23,036)	116,253	122,535
IEASA (3)	22,784,530	(823,549)	21,960,981	22,166,870
Inversora Ingentis (5)	-	-	-	(23,422,864)
Inversora Diamante (4)	10,859,826	(2,430,176)	8,429,650	8,885,311
Inversora Nihuiles (4)	(745,689)	170,581	(575,108)	(607,094)
Powerco (2)	5,639,499	(1,227,196)	4,412,303	4,657,742
Transelec (6)	(16,657,506)	2,695,997	(13,961,509)	(14,580,505)
Total as of 09.30.10	640,241,870	(62,534,748)	577,707,122
Total as of 09.30.09	616,106,915	(46,854,570)		569,252,345

(1) Useful life has been estimated at 13 years based on the average weighted remaining useful life of the assets subject to depreciation of Central Piedra Buena, CIESA’s subsidiary.

(2) Useful life has been estimated at 17 years based on the average weighted remaining useful life of the assets subject to depreciation of CTG, subsidiary of Powerco at acquisition date.

(3) Useful life has been estimated at 83 years based on the remaining useful life of Edenor concession contract.

(4) Useful lives have been estimated at 17 years based on the remaining term of the concession contracts of Hidroeléctrica Los Nihuiles and Hidroeléctrica Diamante, subsidiaries of Inversora Nihuiles and Inversora Diamante, respectively.

(5) As of December 31, 2009, it includes the negative goodwill related to the portion attributable to nonmonetary assets identified upon acquiring an additional interest. As of September 30, 2010, such goodwill was reversed as mentioned Note 2 to the consolidated financial statements.

(6) Useful life has been estimated at 21 years based on the average weighted remaining useful life of the assets subject to depreciation of the acquired companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

    f. Allowances and provisions

	Balances at the beginning of the year	Increases	Decreases	Balances at the end of the period (Unaudited)

Deducted from current assets
Allowance for doubtful accounts	27,227,660	13,786,636	(9,863,590)	31,150,706
Allowance for other receivables	8,358,147	5,314,686	-	13,672,833
Total allowances deducted from current assets	35,585,807	19,101,322	(9,863,590)	44,823,539

Deducted from non-current assets
Allowance for doubtful accounts	404,795	-	-	404,795
Allowance for other receivables	30,456,335	8,969,612	-	39,425,947
Total allowances deducted from non-current assets	30,861,130	8,969,612	-	39,830,742

Included in current liabilities
Provision for contingencies	62,813,000	3,000,000	(5,115,000)	60,698,000
Total provision included in current liabilities	62,813,000	3,000,000	(5,115,000)	60,698,000

Included in non-current liabilities
Provision for contingencies	17,729,148	163,309	(4,377,540)	13,514,917
Total provision included in non-current liabilities	17,729,148	163,309	(4,377,540)	13,514,917

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

g. Cost of sales

	For the periods ended September 30, (Unaudited)
	2010	2009

Inventory at the beginning of the year	43,772,484	48,468,279
Purchase of fuel and energy	1,366,392,805	1,143,448,910
Expenses for generation, transmission and distribution	1,592,653,776	1,387,915,974
Holding gain on inventory	(3,974,461)	2,531,970
Inventory at the end of the period	(30,056,394)	(47,063,736)
Cost of sales	2,968,788,210	2,535,301,397

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

h. Foreign currency assets and liabilities

	09.30.10				12.31.09
	(Unaudited)				(Audited)
	Foreign currency class and amounts		Exchange rate	Amount in Ps.	Amount in Ps.

Assets

Current assets

Cash and banks	US$	19,038,765	3.920	74,631,958	133,744,948
	EUR	46,571	5.338	248,589	238,851
	CHF	-	-	-	128
	R$	268,557	2.346	630,035	829,297
	US	66,844	0.193	12,904	5,737

Investments	US$	73,448,794	3.920	287,919,272	208,431,257
	EUR	13,550	5.338	72,330	59,910
	R$	46,451	2.346	108,973	3,450

Trade receivables	US$	7,709,871	3.920	30,222,693	24,528,920
	R$	1,686,976	2.346	3,957,646	3,461,200

Other receivables	US$	2,730,091	3.920	10,701,956	51,143,500
	EUR	1,715,016	5.338	9,154,583	585,268
	R$	1,154,595	2.346	2,708,680	1,339,291
	US	8,853	0.193	1,709	-

Total Current assets				420,371,328	424,371,757

Non-current assets

Trade receivables	US$	12,415	3.920	48,668	368,766

Other receivables	US$	78,675	3.920	308,406	295,818
	R$	274,654	2.346	644,338	938,188

Fixed assets	US$	2,319,985	3.920	9,094,343	6,947,011

Investments	US$	11,564,273	3.920	45,331,951	92,252,872

Total Non-current assets				55,427,706	100,802,655
Total Assets				475,799,034	525,174,412

   US$: U.S. Dollars

   EUR: Euros

   R$: Brazilian Reais

   US: Uruguayan Pesos

  CHF: Swiss Francs

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

h. Foreign currency assets and liabilities (continued)

	09.30.10				12.31.09
	(Unaudited)				(Audited)
	Foreign currency class and amounts		Exchange rate	Amount in Ps.	Amount in Ps.

Liabilities

Current liabilities

Accounts payable	US$	14,354,403	3.960	56,843,435	86,905,238
	EUR	962,045	5.393	5,188,020	5,593,852
	CHF	-	-	-	400,000
	R$	752,191	2.349	1,766,897	1,375,490
	US	963	0.193	186	-

Financial debt	US$	31,853,284	3.960	126,139,003	51,685,782
	R$	490,922	2.349	1,153,176	63,572

Salaries and social security payable	US$	30,392	3.960	120,352	-
	R$	824,798	2.349	1,937,452	1,235,963
	US	-	0.000	-	99,424

Taxes payable	R$	498,365	2.349	1,170,661	513,123

Other liabilities	US$	599,963	3.960	2,375,855	7,636,847
	EUR	-	-	-	49,000
	R$	795,525	2.349	1,868,689	787,746
	US	-	0.000	-	1,802

Total Current liabilities				198,563,725	156,347,839

Non-current liabilities

Accounts payable	US$	73,383	3.960	290,597	356,129

Financial debt	US$	400,697,317	3.960	1,586,761,375	1,684,239,787
	R$	260,000	2.349	610,741	-

Taxes payable	R$	101,285	2.349	237,920	656,899

Other liabilities	US$	-	-	-	-

Provisions	US$	-	-	-	238,313

Total Non-current liabilities				1,587,900,632	1,685,491,128
Total Liabilities				1,786,464,356	1,841,838,967

    US$: U.S. Dollars

    EUR: Euros

    R$: Brazilian Reais

    US: Uruguayan Pesos

    CHF : Swiss Francs

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

i. Other expenses

	Generation/ Transmission/ Distribution	Selling	Administration	For the periods ended September 30, (Unaudited)
				2010	2009
Salaries and social security	340,193,467	48,524,377	106,796,734	495,514,578	398,673,904
Fees and compensation for services	100,604,081	49,906,092	50,601,308	201,111,481	180,793,155
Directors and Sindycs' fees	-	-	14,661,825	14,661,825	12,330,156
Reserve for Directors' options	-	-	6,709,014	6,709,014	8,825,004
Depreciation of fixed assets	193,284,165	3,218,155	12,116,035	208,618,355	204,996,613
Amortization of intangible assets	17,600,447	-	-	17,600,447	17,104,662
Amortization of other assets	17,049,154	-	-	17,049,154	17,049,155
Transport of energy	16,698,500	-	-	16,698,500	20,524,236
Gas consumption	234,006,971	-	-	234,006,971	299,178,838
Fuel consumption	225,387,737	-	204,477	225,592,214	98,213,860
Purchase of energy	308,572,143	-	-	308,572,143	224,262,927
Material and spare parts consumption	46,451,745	335,000	1,875,001	48,661,746	70,569,790
Maintenance	14,068,255	-	971,155	15,039,410	23,154,386
Royalties and fees	19,375,191	-	-	19,375,191	18,862,982
Doubtful accounts	-	19,098,636	-	19,098,636	(7,557,486)
Transport and per diem	7,296,904	35,185	3,012,231	10,344,320	8,598,035
Rental and insurance	18,613,469	508,360	24,405,612	43,527,441	34,754,856
Surveillance and security	8,340,901	287,000	3,104,047	11,731,948	6,874,291
Taxes, rates and contributions	4,594,159	19,325,017	8,929,158	32,848,334	28,617,173
Communication	5,302,587	8,490,527	3,324,761	17,117,875	11,424,001
Advertising and promotion	-	161,144	12,324,000	12,485,144	12,036,292
Office expenses	386,440	84,162	1,322,913	1,793,515	1,216,926
Other	14,827,460	106,532	8,392,868	23,326,860	26,645,550
Total as of 09.30.10	1,592,653,776	150,080,187	258,751,139	2,001,485,102
Total as of 09.30.09	1,387,915,974	109,911,184	219,322,148		1,717,149,306

LIMITED REVIEW REPORT

To the board of directors and shareholders of

Pampa Energía S.A.

Legal address: Ortiz de Ocampo 3302, Edificio 4

Autonomous City of Buenos Aires

Tax Code No. 30-52655265-9

1. We have reviewed the accompanying consolidated balance sheet of Pampa Energía S.A. and its subsidiaries (“the Company”) at September 30, 2010, and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows for the nine-month periods ended September 30, 2010 and 2009. These interim financial statements are the responsibility of the Company’s management.

2. Our reviews were limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for reviews of financial statements of interim periods, which consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. Based on our reviews and on our audit of the Company’s consolidated financial statements as of and for the year ended December 31, 2009 over which we issued and unqualified opinion dated March 5, 2010, we report that:

a)      the consolidated financial statements of the Company at September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009, described in paragraph 1, prepared in conformity with prevailing accounting standards in force in the Argentina and regulations of the Argentine National Securities Commission (CNV), consider all significant facts and circumstances which are known to us and we have no observations to make;

b)      the comparative information as of December 31, 2009 included in the consolidated balance sheet derives from the Company’s audited consolidated financial statements at December 31, 2009.

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG – Ciudad de Buenos Aires
T: +(54.11) 4850.0000, www.pwc.com/ar

4. In compliance with current regulations, we report that:

a)      the consolidated financial statements of the Company have been transcribed to the “Inventory and Balance Sheet” book and, as regards those matters that are within our competence, comply with the Corporations Law and pertinent resolutions of the CNV;

b)      the consolidated financial statements of the Company derive from accounting records carried in all formal respects in accordance with legal requirements;

c)       we have read the summary of activities as of September 30, 2010, except for the chapter entitled “Progress in accomplishing the IFRS implementation plan”, on which, as regards those matters that are within our competence, we have no observations to make;

d)      at September 30, 2010, there is no debt of Pampa Energía S.A. in favor of the Integrated Retirement and Survivors’ Benefit System according to the Company’s accounting records.

Autonomous City of Buenos Aires, November 10, 2010

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG – Ciudad de Buenos Aires
T: +(54.11) 4850.0000, www.pwc.com/ar

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2010

Pampa Energía S.A.

By:	/S/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.